Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about November 13, 2007.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on November 14, 2007.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced that on November 13, 2007 a definitive Option Agreement has been executed by Minera Andes and Xstrata Copper regarding the Los Azules porphyry copper project in San Juan province, Argentina. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Xstrata Copper is one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S). The affiliates of Xstrata plc that are a party to the Option Agreement are Xstrata Queensland Limited and MIM Argentina Exploraciones S.A.

Item 5.1	Full Description of Material Change

The Corporation announced that on November 13, 2007 a definitive Option Agreement has been executed by Minera Andes and Xstrata Copper regarding the Los Azules porphyry copper project in San Juan province, Argentina. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Xstrata Copper is one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S).

Option Agreement

Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper have contributed their respective properties into the Option Agreement. Under the Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (the “Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If the project financing arrangements are rejected by MASA or if they are accepted by MASA but the project financing does not complete within a prescribed time (other than as a result of the acts or omissions of Xstrata Copper), MASA will be solely responsible for the costs and expenses incurred by Xstrata Copper in attempting to obtain such project financing. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

The failure by MASA or Xstrata Copper to pay the costs and expenses for which they are responsible from the date that Xstrata Copper satisfies the conditions of the Back-in Right will result in a dilution of their respective interest in the operating company.

MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study and keep the properties in good standing. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. The Option Agreement imposes certain restrictions on the ability of Minera Andes to enter into a transaction whereby a person acquires more than 50% of the ownership interest of Minera Santa Cruz S.A. currently held by Minera Andes Such acquiror or its parent must be a public company and must agree to guarantee the obligations of MASA under the Option Agreement. The public company will be obligated under the guarantee (after recourse against Minera Andes is exhausted) until Minera Andes' market capitalization exceeds C$165 million. The Option Agreement also restricts the ability of Minera Andes to enter a transaction whereby Minera Andes is no longer the direct or indirect owner of the common shares that are to be issued by the Argentinean operating company to MASA, MASA’s properties or the combined properties. Such transaction is prohibited unless and until the acquiror of those shares or the combined properties, or its parent, is a public company and agrees to guarantee the obligations of MASA under the Option Agreement. Minera Andes will be obligated under the guarantee (after recourse against the public company is exhausted) until the public company's market capitalization exceeds C$165 million.

Minera Andes is required to consult with Xstrata Copper immediately after a sale by Minera Santa Cruz S.A. of its interests in the San Jose Project and prior to any distribution of proceeds from such sale by Minera Andes to its shareholders.

The properties of Xstrata Copper to be acquired by MASA are subject to two underlying option agreements. Under the first option agreement, Xstrata Copper was granted the option to acquire a 100% interest in approximately 1,400 hectares. Xstrata Copper advises that this option was exercised on August 14, 2007 and the only remaining payment thereunder is a payment of US$500,000 payable within 30 days after the completion of a feasibility study.

Under the second option agreement, Xstrata Copper was granted an option to acquire a 100% interest in the properties contemplated by the agreement, subject to the right of the optionor to back-in for up to a 25 percent interest in those properties. The optionor’s back-in right is available if a feasibility study by Xstrata Copper on the property subject to the option agreement is completed within 36 months of Xstrata Copper exercising the option. To exercise the back-in right, the optionor must pay to Xstrata Copper two times the corresponding percentage proportion of Xstrata Copper’s actual expenditures in relation to the property (eg if the optionor backs-in in for 25%, the payment obligation is two times 25% of Xstrata Copper’s actual expenditures). If the optionor elects to back-in for 5 percent or less, its interest will convert to a one percent net smelter royalty. Xstrata Copper advises that the option was exercised on April 23, 2007. The back-in right under the underlying option agreement does not apply to MASA’s properties.

The Los Azules Property

Road work and planning for the set up of the base camp and drilling at Los Azules is currently in progress. It is anticipated that the drilling will start for this Argentine summer field season within the next thirty days. The exploration program at Los Azules is designed to define an inferred resource and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property.

Over half the drilling to define a copper resource has been completed to date and drilling will continue this field season over the known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization as currently defined. The area to be drilled covers approximately 2.5 kilometers by 0.9 kilometers within the enriched copper target currently identified at Los Azules that is about 3.3 kilometers long and 0.9 kilometers wide (see map attached to News Release 07-18). Holes will be drilled at a nominal grid spacing of 200 meters east-west and 400 meters north-south. Where needed fill in holes will be drilled on the 200 meter north-south grid lines.

A total of 24 holes, totalling approximately 10,000 meters, are planned for the current campaign, to complete a mineral resource estimate. Drilling will commence on the northern half of the mineralized copper target where AZ-06-19 encountered 221 meters of mineralization averaging 1.62 percent copper that was 200 meters from hole AZ-06-20 containing 173 meters of 1.00 percent copper. Drilling will also include infill drilling on the southern half of the target. The holes will be drilled to a depth of approximately 350 meters. This drilling will test a known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization currently defined by 26 drill holes.

The engineering firm of Gustavson and Associates has been retained to monitor the program and prepare the NI 43-101 resource estimate and Preliminary Assessment report. The fieldwork during the upcoming field season will be managed by Minera Andes’ technical staff with the assistance of Nivaldo Rojas and Associates.

The highlights from the previously reported 2005, 2006, and 2007 drilling campaigns are listed in Table 1 below with several holes ending in copper mineralization, including AZ-07-24D and AZ-06-19 that bottomed in high-grade copper over 1 percent.

PART 1 TABLE 1. SIGNIFICANT DRILLING RESULTS AT LOS AZULES, 1998 TO 2007

Drill Hole	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
AZ-04-01 (core)	195	130	195	56	0.62
Includes:		150	192	36	0.82

AZ-04-02 (core)	330.5	164	304	140	0.38
Includes:		164	190	26	0.47
Includes:		230	304	72	0.42

AZ-04-04 (core)	300.8	162	282	120	0.54
Includes:		162	202	40	0.59
Includes:		236	282	46	0.64

AZ-04-07 (core)	168.8	96	152	56	0.44
Includes:		126	152	26	0.58

LA-04-98 (RC)	250	117	250	133	0.47

LA-06-98 (RC)	250	61	250	189	0.44
Includes:		157	250	93	0.64

LA-08-98 (RC)	220	77	220	143	0.55
Includes:		103	220	117	0.61

LA-03-04 (RC)	226	94	226	132	0.40
Includes:		104	114	10	1.12

AZ-06-10 (core)	261.35	174	261.35	87.35	0.83

AZ-06-11 (core)	270.7	158.7	270.7	158.7	0.51

AZ-06-14 (core)	224.55	136	178	42	1.13
Includes:		136	158	22	1.40

AZ-06-17 (core)	183.5	66	183.5	117.65	0.63
Includes:		66	124	58	0.84

AZ-06-19 (core)	299.4	78.25	299.4	221.15	1.62
Includes:		78.25	116	37.75	2.22
Includes:		134	146	12	3.94

AZ-06-20 (core)	253.3	80	253.3	173.3	1.00
Includes:		80	98	18	1.69
Includes:		98	182	84	1.12

AZ-07-22 (core)	271.2	119	257	138	0.62
Includes:		119	155	36	0.99
Includes:		119	139	20	1.24
Includes:		155	257	102	0.49
Includes:		213	227	14	0.71

AZ-07-24D (core)	278.2	124	278.2	154.2	0.54
Includes:		124	160	36	0.80
Includes:		160	202	42	0.50
Includes:		202	234	32	0.34
Includes:		234	278.2	44.2	0.66
Includes:		234	254	20	0.74
Includes:		264	278.2	14.2	0.87

AZ-07-29B	226.85	126	216	90	0.71
Includes:		126	154	28	0.86
Includes:		170	204	34	0.92

All results have been reviewed by Brian Gavin, Minera Andes’ vice president of exploration, an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for sample pulp preparation and to ALS Chemex Laboratories, Mendoza, during the 2004 field season and to ACME Analytical Laboratories, Mendoza, during the 2006 and 2007 field seasons, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays and by reanalysis of 10% of samples at the Alex Stewart Assayers, Argentina, S.A. lab in Mendoza Argentina.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

November 27, 2007

LOS AZULES

OPTION AGREEMENT

THIS AGREEMENT is executed on the 2nd day of November, 2007,

BETWEEN:

MIM ARGENTINA EXPLORACIONES S.A., an Argentinean corporation

(“MIM”)

AND:	XSTRATA QUEENSLAND LIMITED, an Australian corporation

(“Xstrata”)

AND:

MINERA ANDES S.A., an Argentinean corporation

(“MASA”)

AND:

MINERA ANDES INC., an Alberta corporation

(“MAI”)

THIS AGREEMENT WITNESSES that in consideration of the sum of $10 now paid by MASA and MAI to MIM and Xstrata (the receipt and sufficiency of which is hereby acknowledged) and the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.	INTERPRETATION

1.1.	Definitions. In this Agreement:

(a)	“Acquired Rights” has the meaning assigned to it in Section 23.1.

(b)	“Acquiring Party” has the meaning assigned to it in Section 23.1.

(c)	“Affiliate” means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a party. The term “control” as used herein means:

(i)	the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled corporation; or

(ii)	the capacity to determine the outcome of decisions about the financial and operating policies of a corporation.

(d)	“Agreement” means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement and unless otherwise indicated, references to Sections are to Sections in this agreement.

(e)	“Assignment” has the meaning assigned to it in Section 19.1.

(f)	“Back-In Exercise Date” has the meaning assigned to it in Section 14.1.

(g)	“Back-in Expiry Date” has the meaning assigned to it in Section 10.1.

(h)	“Back-in Notice” has the meaning assigned to it in Section 10.1.

(i)	“Back-in Right” has the meaning assigned to it in Section 9.2.

(j)	“Board of Directors” means the board of directors of ProjectCo.

(k)	“Bosque” means collectively, Dina Myriam Elizondo de Bosque and Hugo Arturo Bosque and their respective heirs, legal personal representatives, successors and permitted assigns.

(l)	“Bosque Agreement” means the Mining Exploration Contract with Purchase Option dated June 20, 2003 between Bosque and MIM a copy of which is attached as Schedule B to this Agreement.

(m)	“Bosque Option” means the purchase option of MIM set forth in section 7.1 of the Bosque Agreement.

(n)	“Bosque Properties” means the mineral rights and tenures forming the subject matter of the Bosque Agreement being those mineral rights and tenures listed under the heading “Bosque Properties” in Part I of Schedule A to this Agreement.

(o)	“Business Day” means a day which is not a Saturday, Sunday or public holiday in Argentina.

(p)	“Claim” has the meaning attributed to such term in Section 24.4.

(q)	“Common Shares” has the meaning attributed to such term in Section 16.2.

(r)	“Contaminant” means any substance, solid, liquid or gaseous matter, fuel, chemical, sound, vibration, ray, heat, odour, radiation, organic or inorganic matter or container which is hazardous, toxic, a pollutant, a deleterious substance, a hazardous material, a waste, a hazardous waste, a contaminant or a source of pollution or contamination under any Environmental Law or the presence of which in the environment is likely to affect adversely the quality of the environment in any way, including without limitation, affecting adversely the life, health, safety, welfare or comfort of human beings, or causing damage to or otherwise impairing the quality of the soil, vegetation, wildlife or property.

(s)	“Control” of a corporation by a shareholder means:

(i)	the ownership by the shareholder (directly or indirectly, beneficially or of record, other than by way of security only, and either alone or together with any other person or group of persons acting jointly or in concert) of equity securities representing more than 50% of the aggregate ordinary voting power represented by the outstanding equity securities of the corporation;

(ii)	the taking of action by the shareholder (either alone or together with any other person or group of persons acting jointly or in concert) that results in the occupation of a majority of the seats (other than vacant seats) on the board of directors of the corporation by persons who were neither (i) nominated by the board of directors of the corporation nor (ii) appointed by directors so nominated; or

(iii)	the possession by the shareholder (either alone or together with any other person or group of persons acting jointly or in concert) of the power to direct or cause the direction of the management and policies of the corporation, whether through the ability to exercise voting power, by contract or otherwise.

(t)	“Current Market Price” at any date means the average closing price at which the common shares of MAI or the Public Company, as applicable, have traded on an Eligible Exchange during the period of the 30 consecutive trading days ending not more than five Business Days (selected by MIM) before such date; provided that if the common shares of MAI or the Public Company, as applicable, are not traded during such period, the Current Market Price shall mean the simple average of the following prices established for each of the 30 consecutive days ending not more than five Business Days before such date, selected by MIM:

(i)	the average of the bid and ask prices for each day on which there was no trading; and

(ii)	the closing price of the common shares of MAI or the Public Company, as applicable, for each day that there was trading during the said 30 consecutive trading days.

(u)	“Deadlock Period” has the meaning assigned to it in Section 17.1.

(v)	“Earn-in Date” means the date on which the Earn-in Notice is delivered by MASA to MIM pursuant to Section 7.1.

(w)	“Earn-in Notice” has the meaning assigned to it in Section 7.1.

(x)	“Effective Date” means 25 November 2005.

(y)	“Eligible Exchange” means the Toronto Stock Exchange, New York Stock Exchange, London Stock Exchange or TSX Venture Exchange.

(z)	“Encumbrance” means any charge, pledge, encumbrance, lien, hypothec, security interest, mortgage, adverse claim, title retention agreement, exception, restriction, reservation, easement, right of occupation, option, fideicomiso or pre-emptive right of any nature or kind.

(aa)	“Environmental Laws” means Laws aimed at (i) reclamation or restoration of property, (ii) abatement of pollution or protection of the environment, (iii) protection of wildlife, including endangered species, (iv) ensuring public safety from environmental hazards, (v) protection of cultural or historic resources, (vi) management, storage or control of hazardous materials and substances, (vii) releases or threatened releases of Contaminants into the environment, including without limitation, ambient air, surface water and groundwater and (viii) all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of Contaminants.

(bb)

“Environmental Liabilities” means any and all costs, expenses, damages, including but not limited to exemplary and punitive damages, losses and liabilities of whatsoever kind, direct or indirect, including but not limited to fines, penalties, settlements, interest, damages for personal injury, death, property damage and economic loss and costs and expenses incurred for investigation and study and removal, treatment, storage, disposal, remediation, clean-up, abatement, reclamation or other activities, for breach of or failure to comply with, or otherwise suffered or incurred under, or incurred in order to comply with any Environmental Laws, whether statutory, in contract or in tort, including negligence and strict liability, or howsoever otherwise arising.

(cc)	“Escorpio IV” means the following exploration property: “Compañía Minera Solitario Argentina S.A. s/ Cateo denominándolo Valle Hermoso” (Expediente N° 545.054-P-94).

(dd)	“Escrow Agent” has the meaning assigned to it in Section 16.8(b).

(ee)	“Escrow Agreement” has the meaning assigned to it in Section 16.8(b).

(ff)	“Escrowed Documents” means all of the share certificates representing the Escrowed Shares, together with all documents required under Argentinean law to validly and effectively transfer the Escrowed Shares from MIM to MASA, or to whom MASA may direct, without any further act or formality upon the termination of the Back-in Right.

(gg)	“Escrowed Shares” has the meaning assigned to it in Section 16.8.

(hh)	“Execution Date” means the date this Agreement was executed, namely November 2, 2007.

(ii)	“Expenditures” means all direct expenses incurred and paid from the Effective Date to and including the expiry of the Option Period on exploration and other work for the benefit of the Property including any and all costs, fees, and expenses to obtain engineering or other studies or reports on or with respect to the Property. For greater certainty Expenditures shall include without limitation the costs, fees and expenses of (i) obtaining and maintaining title (including any payments made pursuant to the Underlying Agreements as required by Section 3.2); (ii) conducting geological, geochemical, geophysical, and environmental diligence and obtaining necessary authorizations and permits; (iii) reasonable charges by MASA for services provided by geologists or others in the employment of MASA in exploration of the Property; and (iv) a fee equal to 10% of all other Expenditures.

(jj)

“Feasibility Report” means a detailed report prepared by an independent international mining engineering firm and verified as to the accuracy and completeness of its major assumptions and conclusions as “bankable” by such independent international mining engineering firm, showing the feasibility of placing all or part of the Los Azules Properties into commercial production at a rate of return customarily required by institutional lenders of major financing for mining projects of a similar size and scope, and in such form and detail as is customarily required by such lenders and shall include an assessment and Technical Report on the Feasibility Report that includes the mineral reserves and resources, prepared in conformity with the standards set out in Canada’s National Instrument 43-101 as at the date of delivery of the Feasibility Report, a complete description of the work, equipment and supplies required to bring all or part of the

Los Azules Properties into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations supported by detailed explanations of the following information to the extent relevant:

(i)	a description of that part of the Los Azules Properties to be covered by the proposed mine;

(ii)	the estimated recoverable reserves of minerals and the estimated composition and content thereof;

(iii)	the costs and time estimate for permitting and the proposed procedure for development, mining and production;

(iv)	results of ore amenability tests (if any);

(v)	the nature and extent of the facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study shall also include a preliminary design for such mill;

(vi)	the total costs, including capital budget, which are reasonably required to obtain permitting for and to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

(vii)	all environmental, socio-economic and heritage baseline impact studies and costs;

(viii)	the period in which it is proposed the Los Azules Properties shall be brought to commercial production;

(ix)	such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations; and

(x)	working capital requirements for the initial operation as a mine or such longer period as may be reasonably justified in the circumstances.

(kk)	“Force Majeure” means any cause beyond a party’s reasonable control, including change in law or regulation, action or inaction of civil or military authority, interference by aboriginals, aboriginal rights groups, environmentalists or other activists, inability to obtain any licence, permit or other third party authorization that may be required, unusually severe weather, fire, explosion, flood, insurrection, riot, labour dispute, inability after diligent effort to obtain workmen or material, delay in transportation and acts of God, but not including lack of funds.

(ll)	“Governmental Authority” means any national, central, federal, provincial, state, municipal or county government or regional authority and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof.

(mm)	“Indemnified Party” and “Indemnifying Party” have the meanings attributed to such terms respectively in Section 24.4.

(nn)	“Law” or “Laws” means all applicable governmental laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental orders or restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

(oo)	“Los Azules Additional Area” means the area that is within a 10km radius of any point on the outer boundaries of the Los Azules Properties.

(pp)	“Los Azules Expenditures” means all direct expenses incurred by MASA and its Affiliates for the period from the Effective Date to the date of delivery of the Back-in Notice on exploration and other work in such period for the benefit of the Los Azules Properties including any and all costs, fees, and expenses to obtain engineering or other studies or reports on or with respect to the Los Azules Properties. For greater certainty Los Azules Expenditures shall include without limitation the costs, fees and expenses of (i) obtaining and maintaining title, but shall not include any payments made to Solitario pursuant to sections 1.2(c), 1.2(d) and 6(e) of the Solitario Agreement and to Bosque pursuant to sections 6.3 and 7.2 of the Bosque Agreement; (ii) conducting geological, geochemical, geophysical, and environmental diligence and obtaining necessary authorizations and permits; (iii) reasonable charges by MASA and its Affiliates for services provided by geologists or others in the employment of MASA or its Affiliates in exploration of the Los Azules Properties; and (iv) a fee equal to 10% of all other Los Azules Expenditures.

(qq)	“Los Azules Properties” means:

(i)	the Property;

(ii)	the MASA Properties; and

(iii)	any Acquired Rights which are included as part of the Los Azules Properties pursuant to Section 23.2.

(rr)	“Market Capitalization” means the product of the number of issued and outstanding common shares of MAI or the Public Company, as the case may be, multiplied by the Current Market Price of such common shares.

(ss)	“MASA Common Shares” has the meaning attributed to such term in Section 16.3.

(tt)	“MASA Directors” means the directors of ProjectCo to be elected by the holders of the MASA Common Shares.

(uu)	“MASA Properties” means those properties, mineral rights, mining leases and mineral concessions described in Part II of Schedule A to this Agreement and all right, title and interest therein and all minerals therein, thereon and thereunder, and any mineral rights, mining leases, mineral concession or other forms of tenure which may replace the same.

(vv)	“MASA’s Audit Report” has the meaning assigned to it in Section 10.5.

(ww)	“MIM Directors” means those Persons appointed by MIM to sit on the Board of Directors.

(xx)	“MIM’s Audit Report” has the meaning assigned to it in Section 10.5.

(yy)	“MSC” means Minera Santa Cruz S.A. being the owner of 100% of the interest in the San Jose Project.

(zz)	“No-Interest Election” has the meaning assigned to it in Section 15.1.

(aaa)	“Nominee Shares” means the Common Shares issued to an Affiliate of MASA upon incorporation of ProjectCo.

(bbb)	“Non-Voting Shares” has the meaning attributed to such term in Section 16.2.

(ccc)	“Other Party” has the meaning assigned to it in Section 23.1.

(ddd)	“Operations” includes any and every kind of activities or work done on or in respect of the Property or the Los Azules Properties, as applicable, or the products derived therefrom and all expenditures in respect of or incidental to such work and all related compliance with legislation for the protection of the environment.

(eee)	“Option” has the meaning assigned to it in Section 2.1.

(fff)	“Option Period” has the meaning assigned to it in Section 2.1.

(ggg)	“Original Claim” has the meaning attributed to such term in Section 24.4.

(hhh)	“Participating Interest” has the meaning attributed to such term in Section 28.1.

(iii)	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

(jjj)	“Preliminary Assessment” means an independent scoping study that contains an economic evaluation of inferred mineral resources at the Los Azules Properties and a Technical Report in support thereof.

(kkk)	“Prior Work” means all work and activities conducted by or on behalf of MIM on or in respect of the Property before the Effective Date.

(lll)	“ProjectCo” has the meaning assigned to it in Section 16.1.

(mmm)	“Project Financing” has the meaning assigned to it in Section 18.1.

(nnn)	“Project Financing Costs” means, all out-of-pocket costs, expenses and fees incurred by Xstrata and MIM in attempting to secure Project Financing pursuant to this Agreement. Without limitation, out-of-pocket costs shall include all legal, engineering, technical and other professional or consulting fees and disbursements, and any work fees, commitment fees or other charges by any bank, financial institution or other lender proposing to provide the Project Financing.

(ooo)	“Project Financing Notification” has the meaning assigned to it in Section 18.2.

(ppp)	“Property” means those properties, mineral rights, mining leases and mineral concessions described in Part I of Schedule A to this Agreement and all right, title and interest therein and all minerals therein, thereon and thereunder, and any mineral rights, mining leases, mineral concession or other forms of tenure which may replace the same.

(qqq)	“Public Company” means a corporation or other entity whose securities are traded on an Eligible Exchange.

(rrr)	“Records and Data” means all information, data, maps, drill logs, core samples, reports and analyses, books, contracts, documents, technical information and data, maps, surveys, drill core samples and assays owned by or under the control of MIM or any Affiliate of MIM relating to the Property or to the Prior Work.

(sss)	“ROFR Notice” has the meaning assigned to it in Section 9.1.

(ttt)	“San Jose Project” means the ownership, exploration, development and exploitation of the 40,000 hectare gold/silver land package known as “San Jose” in the Santa Cruz Province in southern Argentina.

(uuu)	“Shareholders Agreement” has the meaning set forth in Section 10.7.

(vvv)	“Solitario” means Solitario Argentina S.A.

(www)	“Solitario Agreement” means the Exploration and Option Agreement dated effective as of May 15, 2004 between Solitario and MIM, as amended by an agreement dated as of April 26, 2005, a copy of which is attached as Schedule C to this Agreement.

(xxx)	“Solitario Option” means the option granted by Solitario to MIM pursuant to section 1.1(b) of the Solitario Agreement.

(yyy)	“Solitario Properties” means the mineral rights and tenures forming the subject matter of the Solitario Agreement, but such definition does not include Escorpio IV, being those mineral rights and tenures listed under the heading “Solitario Property” on Part I of Schedule A of this Agreement.

(zzz)	“Technical Report” means a technical report prepared by a qualified person independent of both MIM and MASA prepared in conformity with the standards set out in Canada’s National Instrument 43-101 as are in effect at the time of the completion of the report.

(aaaa)	“Third Party Claim” has the meaning attributed to such term in Section 24.4.

(bbbb)	“Transferee” has the meaning attributed to such term in Section 19.6.

(cccc)	“Underlying Agreements” means the Bosque Agreement and the Solitario Agreement.

1.2.	Schedules. The following are the schedules attached to this Agreement:

Schedule A –	Property and MASA Properties
Schedule B –	Bosque Agreement
Schedule C –	Solitario Agreement

1.3.	Headings and Table of Contents. The inclusion of headings and a table of contents in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4.	Gender and Number. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.5.	Currency. Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in United States dollars.

1.6.	Knowledge. Where any representation, warranty or other statement in this Agreement is expressed to be made by any party to its knowledge, it shall mean:

(a)	with respect to MIM, the actual knowledge of its General Manager; and

(b)	with respect to MASA, the actual knowledge of its General Manager,

in either case, after due inquiry.

2.	OPTION TO ACQUIRE AND EXPLORATION RIGHTS

2.1.	Grant of Option. MIM grants to MASA the exclusive and irrevocable right and option (the “Option”) to earn and to acquire a 100% interest in the Property, free and clear of all Encumbrances save for those created by, through and under the Underlying Agreements, subject to this Agreement and the terms of the Underlying Agreements. The period of the Option shall be five years from the Effective Date (the “Option Period”), unless extended pursuant to Section 5.2 or sooner terminated pursuant to Section 8.1.

2.2.	Exploration Rights. MIM hereby grants to MASA and its Affiliates, and their respective servants, agents and independent contractors, during the Option Period, the sole and exclusive right and option to:

(a)	enter upon and carry out exploration work on the Property;

(b)	carry out Operations on the Property for the purposes of exploring the Property, as MASA may determine;

(c)	bring and install on the Property and remove from time to time, all for the purposes of exploration, such buildings, plant, machinery, equipment, tools, appliances and supplies as MASA may deem necessary;

(d)	remove from the Property reasonable quantities of rocks, ores, minerals and metals and to transport the same for the purpose of sampling, testing and assaying;

(e)	use all easements and all rights-of-way for ingress and egress to and from the Property to which MIM may be entitled; to obtain all permits, approvals and other federal, state and local governmental authorizations as MASA deems necessary to conduct its Operations; to exercise all other rights that are or may be incidental to any or all of the rights expressly granted to MASA in this Agreement; and to the extent MIM possesses the title and authority to grant it, to possess and use all or any part of the Property together with all easements to, across and through the Property, for the purpose of exploring any adjoining or nearby property owned, controlled or operated by MASA; and

(f)	carry out any and all acts as MASA may deem necessary for the complete fulfillment of the purposes of this Agreement.

2.3.	Records and Data. Concurrently with the execution hereof, MIM will deliver to MASA any and all Records and Data in the possession of or available to MIM or any of its Affiliates provided that MIM does not make any representation or warranty concerning the accuracy or completeness thereof.

3.	TITLE AND UNDERLYING AGREEMENTS

3.1.

Title. From the Execution Date until the exercise of the Option by MASA, MIM shall hold the Property for and on behalf of MASA subject to the terms of this Agreement and the Underlying Agreements. Upon MASA delivering the Earn-in Notice, MIM must forthwith execute all documents and otherwise do all things necessary to transfer to MASA a 100% interest in the Property (subject to this Agreement and the Underlying Agreements) and, for certainty, MIM shall register the transfer of title to the Property from MIM to MASA, or as MASA may direct, with the appropriate Governmental Authority, and assign to MASA all of its right, title and interest in and to the Underlying

Agreements, whereupon MASA will hold the Property subject to the terms of this Agreement and the Underlying Agreements and assume, observe and perform all rights, responsibilities and obligations of MIM under the Underlying Agreements arising on and from the Earn-in Date.

3.2.	Good Standing. From the Execution Date until the earlier of (a) the date of termination of this Agreement by MASA pursuant to Section 8.1, (b) the date of delivery by MIM of the ROFR Notice pursuant to Section 9.1, (c) 30 days after the Back-In Expiry Date and (d) the date on which MIM assumes operational control and responsibility for the Los Azules Properties pursuant to Section 11.1(c), MASA will be required to pay all rates and charges levied by governmental authorities to MIM in respect of the Property that are required to be paid to keep the Property in good standing and pay all option and land payments contemplated by the Underlying Agreements arising during said period. MIM will, as the legal owner of the Property, provide such assistance to and cooperation with MASA, as MASA may reasonably request from time to time, in order to keep the Property in good standing and will execute and deliver such further documents and do such further acts and things as may be reasonably requested by MASA from time to time, to maintain the Property in good standing.

3.3.	Solitario Agreement. From the Execution Date until the earlier of the Earn-in Date and the date of termination of this Agreement by MASA pursuant to Section 8.1, MIM will:

(a)	promptly deliver to MASA copies of all notices, documents and instruments received from Solitario pursuant to the Solitario Agreement;

(b)	not agree with Solitario to any amendment of the terms of the Solitario Agreement;

(c)	not terminate the Solitario Agreement or assign, transfer, mortgage, charge, encumber or otherwise dispose of the Solitario Agreement , any of its rights or interests thereunder, or the Solitario Properties (or any part thereof); and

(d)	not purchase any of the rights of Solitario set forth in section 7 or 8 of the Solitario Agreement, in whole or in part.

3.4.	Bosque Agreement. From the Execution Date until the earlier of the Earn-in Date and the date of termination of this Agreement by MASA pursuant to Section 8.1, MIM will:

(a)	promptly deliver to MASA copies of all notices, documents and instruments received from Bosque pursuant to the Bosque Agreement;

(b)	not agree with Bosque to any amendment of the terms of the Bosque Agreement; and

(c)	not terminate the Bosque Agreement or assign, transfer, mortgage, charge, encumber or otherwise dispose of the Bosque Agreement, any of its rights or interests thereunder, or the Bosque Properties (or any part thereof).

3.5.	Escorpio IV. From and after the Execution Date, MIM shall use commercially reasonable efforts to obtain the transfer of legal title to Escorpio IV from Solitario. MIM shall be responsible for all costs and expenses, in each case, associated with obtaining such transfer of title. Upon transfer of title to Escorpio IV from Solitario to MIM, Escorpio IV shall automatically form part of the Property and the parties shall amend part I of Schedule A to include Escorpio IV.

3.6.	Deficient Title. If the rights and title of MIM to the Property is at the Execution Date deficient, defective or encumbered in any way not expressly contemplated hereby then, without limiting MASA's rights and remedies provided hereunder or by law, such deficiency, defect or encumbrance may be remedied or removed by MASA in which event the cost and related expenses reasonably incurred by MASA in respect thereof may at MASA's option be deducted from any amounts or payments which may be or become due or payable to MIM hereunder or to MIM under the Shareholders Agreement.

4.	REQUIREMENTS TO EXERCISE THE OPTION

4.1.	Requirements. In order to exercise the Option, MASA must on or before the expiry of the Option Period:

(a)	incur and have paid Expenditures of not less than $1,000,000; and

(b)	complete and provide to MIM a Preliminary Assessment.

4.2.	Audit of Expenditures. MIM may:

(a)	at any time prior to the Earn-in Date but no more than once per calendar year engage an internationally recognized firm of chartered accountants to audit the books and records of MASA (at MIM’s sole cost and expense) to satisfy itself as to the accuracy of the Expenditures incurred and paid to date by MASA on the Property as set forth in the reports contemplated by Section 6.3; and

(b)	when notified of the timing for completion and delivery of the Preliminary Assessment to MIM pursuant to Section 6.3, engage an internationally recognized firm of chartered accountants to audit the books and records of MASA (at MIM’s sole cost and expense) to satisfy itself as to the accuracy of the Expenditures and in particular to satisfy itself that Expenditures of not less than $1,000,000 have been or will be made by the time that the Preliminary Assessment is completed and provided to MIM.

4.3.	MIM will provide a copy of any audit reports (including all draft reports) obtained pursuant to Section 4.2 to MASA forthwith upon MIM’s receipt of the same, and will provide to MASA forthwith upon MASA’s request, copies of all other documents from the auditors and written correspondence to and from the auditors.

5.	NO OBLIGATION; FORCE MAJEURE

5.1.	No Obligation. The parties acknowledge and agree that MASA has the right and option but not the obligation to incur the Expenditures referred to in Section 4.1(a) (except, for greater certainty, MASA shall have the obligation to incur such Expenditures as are necessary to maintain the Property in good standing, pursuant to Section 3.2) and to complete the Preliminary Assessment contemplated by Section 4.1(b) and provided that it complies with Sections 6.1 and 8.2, nothing, which MASA might do, any payment which it makes or Expenditure which it incurs, will obligate it to do any further work or to make any further payment or incur any further Expenditures.

5.2.	Force Majeure. If from time to time MASA is prevented by Force Majeure from incurring Expenditures and otherwise satisfying the condition set forth in Section 4.1(b), then MASA shall have such additional time as is reasonable in the circumstances to incur Expenditures in such amounts and times or to satisfy the condition set forth in Section 4.1(b), the amount of such additional time not to exceed the duration of the Force Majeure.

6.	PERFORMANCE OF WORK

6.1.	Standard of Work. MASA, in carrying out activities as authorized by Section 2.2, shall comply with the terms of this Agreement and the Underlying Agreements and all applicable Laws and shall carry out all such activities in a good and workmanlike manner in accordance with generally accepted exploration and mining practice.

6.2.	Inspection. MIM and its agents, duly authorized in writing by MASA (such authorization not to be unreasonably withheld), may inspect the Operations conducted by MASA pursuant to this Agreement, at MIM’s sole risk and expense, during normal business hours and at such times and upon such notice to MASA as shall not unreasonably hinder or interrupt the Operations and activities of MASA.

6.3.	Reporting. MASA will provide to MIM within 45 days of the end of each calendar quarter after the Execution Date, quarterly reports:

(a)	showing in reasonable detail the work performed in connection with the Los Azules Properties (including separately showing specifically the work performed in connection with the Property) and the work planned for the next 2 quarters;

(b)	attaching (or giving MIM and its agents access to) copies of all of the reports, maps, plans, photographs, drill logs, geological models and other information and data which results from the performance of such work;

(c)	notifying MIM that this Agreement is being complied with by MASA; and

(d)	specifying the Expenditures incurred and paid to date on the Property and separately those of the Los Azules Expenditures that have been incurred and paid to date and those Los Azules Expenditures that have been incurred but not yet paid to date.

MASA will also provide at least 40 days notice of the timing for completion and delivery to MIM of the Preliminary Assessment to enable MIM to conduct an audit of the Expenditures (if deemed necessary) pursuant to Section 4.2.

6.4.	No Implied Covenants. Except as expressly contemplated by this Agreement, MASA does not make any express or implied covenant, agreement or condition relating to Operations on the Property. Whether or not any such Operations including exploration shall at any time be conducted, and the nature, manner and extent of such Operations shall be determined within MASA’s sole discretion subject to Section 6.1.

7.	VESTING OF INTEREST

7.1.	Exercise of Option. Upon MASA :

(a)	complying with the provisions of Section 4.1 and not being in continuing material breach of any of its material obligations under this Agreement, which breach has not been remedied; and

(b)	delivering to MIM at any time during the Option Period, a notice in writing stating that MASA wishes to acquire a 100% interest in the Property (the “Earn-in Notice”),

MASA shall, without any further payment or action be deemed to have exercised the Option and it will, subject to this Agreement, thereupon acquire and be deemed to have acquired and be vested with a 100% right, title and interest in the Property free and clear of all Encumbrances except those created by, through or under this Agreement and the terms of the Underlying Agreements, subject to this Agreement and the terms of the Underlying Agreements.

7.2.	Supplemental Notice. If MASA, having the right to give notice to MIM under Section 7.1, fails to do so within the time provided, MIM will give MASA notice of such failure and the date on or before which MASA must give notice to MIM under Section 7.1 will be extended to the date which is 30 days after receipt by MASA of such notice from MIM.

8.	TERMINATION

8.1.	Termination. MASA may terminate this Agreement at any time prior to its exercise of the Option by providing written notice thereof to MIM, or may let the Option lapse by not incurring the Expenditures referred to in Section 4.1(a) or completing the Preliminary Assessment contemplated by Section 4.1(b) within the Option Period, whereupon this Agreement shall terminate provided Sections 8.2, 21, 22.1, 22.2, 22.4, 24, 25, 26 and 27 shall continue in full force and effect.

8.2.	Obligations on Termination. If this Agreement is terminated pursuant to Section 8.1 MASA shall:

(a)	forthwith return to MIM all of the Records and Data provided by MIM to MASA pursuant to Section 2.3, and deliver to MIM all other reports, maps, plans, photographs, drill logs and data of MASA relating to the Property, provided that MASA does not make any representation or warranty concerning the accuracy or completeness thereof;

(b)	within 180 days remove from the Property any machinery, buildings, structures, facilities, equipment and all other property of every nature and description erected, placed or situated thereon by MASA; any property not so removed at the end of the 180 day period shall at the option of MIM become the property of MIM or shall be removed by MIM at MASA’s cost and expense; and

(c)	within the said 180 days leave the working and camp site on the Property in a clean and environmentally acceptable condition, and in particular ensure that the conditions existing on or with respect to the Property are not in material violation of any Laws (including without limitation any Environmental Laws), nor causing or permitting any material damage or material impairment to the health, safety, or enjoyment of any Person at or on the Property or in the general vicinity of the Property (except to the extent that any such conditions were in existence, present or arose prior to the Effective Date or were caused or result from, directly or indirectly, any activities taken prior to the Effective Date, including, without limitation, any Prior Work).

8.3.	Force Majeure. If MASA is prevented from or delayed in performing its obligations in Sections 8.2(b) or 8.2(c) by Force Majeure, the relevant period of 180 days referred to therein shall be extended by the period of Force Majeure.

9.	PRELIMINARY ASSESSMENT

9.1.	Negative Preliminary Assessment. In the event that MASA exercises the Option but in the opinion of MIM (exercising commercially reasonable judgement), the Preliminary Assessment completed and provided to MIM pursuant to Section 4.1(b) does not reveal a deposit with the potential to economically produce 100ktpa or more of contained copper for a period of greater than 10 years and MIM provides written notice thereof (the “ROFR Notice”) to MASA within 90 days after delivery to MIM of the Earn-in Notice (provided that it has not already delivered a Back-in Notice to MASA pursuant to Section 10.1), MIM will have a first right of refusal over any sale or partial sale of any interest in the Los Azules Properties whether directly or indirectly (including by way of a sale of shares or other securities), except to an Affiliate, on the terms set forth in Section 19.5 and, for certainty, MIM will thereafter have no Back-in Right whatsoever.

9.2.

Positive Preliminary Assessment. In the event that MASA exercises the Option and in the opinion of MIM (exercising commercially reasonable judgement), the Preliminary Assessment completed and provided to MIM pursuant to Section 4.1(b) reveals a deposit with the potential to economically produce 100ktpa or more of contained copper for a period of greater than 10 years, MIM will have the right to acquire 51% of the Common

Shares and to receive the Escrowed Shares or a 51% interest in the Los Azules Properties (until the Los Azules Properties are transferred to ProjectCo in accordance with Section 16.3), as applicable, (the “Back-in Right”) by delivering the Back-in Notice to MASA pursuant to the terms set out in Section 10.1. For greater certainty, upon delivery by MIM of the Back-in Notice, MIM will have no first right of refusal over any sale or partial sale of any interest in the Los Azules Properties or ProjectCo pursuant to Section 9.1.

10.	MIM’S BACK-IN RIGHT

10.1.

Back-in Notice. Provided that it has not already delivered the ROFR Notice to MASA, MIM may notify MASA of its intention to exercise the Back-in Right provided for in Section 9.2 at any time within 90 days after delivery to MIM of the Earn-in Notice (such 90th day being referred to herein as the “Back-in Expiry Date”) by delivering written notice thereof to MASA (the “Back-in Notice”). Subject to Section 10.2, if the Back-in Notice is not delivered to MASA on or before the Back-in Expiry Date, the Back-in Right will terminate and MIM will thereupon have no claims in respect of the Back-in Right and no further interest whatsoever in the Los Azules Properties or ProjectCo (except to the extent that MIM has delivered the ROFR Notice to MASA pursuant to Section 9.1).

10.2.	Supplemental Notice. If MIM, having the right to give notice to MASA under Section 10.1, fails to do so on or prior to the Back in Expiry Date, MASA will give MIM written notice of such failure and the date on or before which MIM must give notice to MASA under Section 10.1 will be extended to the date which is 30 days after receipt by MIM of such written notice from MASA.

10.3.	Back-in Right. Upon delivery of the Back-in Notice to MASA:

(a)	MASA will establish and organize ProjectCo in accordance with Sections 16.1 to 16.10, inclusive; and

(b)	MIM will have the exclusive right to acquire 51% of the Common Shares and shall receive the Escrowed Shares, in each case, free and clear of all Encumbrances whatsoever (except for Encumbrances created or caused by MIM or Xstrata), in accordance with Section 11, subject to this Agreement and the terms of the Underlying Agreements.

10.4.	Records and Data. Upon delivery of the Back-in Notice to MASA, MASA must immediately deliver to MIM any and all reports, maps, plans, photographs, drill logs and any and all other information, reports and data which relate to the Los Azules Properties in the possession of or available to MASA or any of its Affiliates, provided that neither MASA nor any of its Affiliates shall make any representation or warranty concerning the accuracy or completeness thereof.

10.5.

Determination of Los Azules Expenditures. Within 45 days after delivery of the Back-in Notice to MASA, MASA must deliver to MIM a report (audited by an internationally recognized accounting firm) of the Los Azules Expenditures incurred and paid from the Effective Date to the date of delivery of the Back-in Notice and those Los Azules Expenditures that have been incurred but not yet paid, during that same period (“MASA’s Audit Report”), and make available all books and records for MIM to inspect.

MIM may, at its own cost, engage an internationally recognized firm of chartered accountants to complete its own audit report within 45 days of receipt of MASA’s Audit Report. A copy of any audit report prepared on behalf of MIM will be provided to MASA forthwith upon its completion and delivery to MIM (“MIM’s Audit Report”).

10.6.	Exploration Rights. MASA will, upon delivery of the Back-in Notice to MASA and the assumption of operational control and responsibility for the Los Azules Properties by MIM as contemplated by Section 11.1(c), grant (and will cause ProjectCo to grant) to MIM, its servants, agents and independent contractors, the sole and exclusive right and option to:

(a)	enter upon and carry out exploration work on the Los Azules Properties;

(b)	carry out Operations on the Los Azules Properties for the purposes of exploring the Los Azules Properties as MIM may determine;

(c)	bring and install on the Los Azules Properties and remove from time to time, all for the purpose of exploration, such buildings, plant, machinery, equipment, tools, appliances and supplies as MIM may deem necessary;

(d)	remove from the Los Azules Properties reasonable quantities of rocks, ores, minerals and metals and to transport the same for the purpose of sampling, testing and assaying;

(e)	use all easements and all rights-of-way for ingress and egress to and from the Los Azules Properties to which MASA may be entitled; to obtain all permits, approvals and other federal, state and local governmental authorizations as MIM deems necessary to conduct its Operations; to exercise all other rights that are or may be incidental to any or all of the rights expressly granted to MIM in this Agreement; and to the extent MASA possesses the title and authority to grant it, to possess and use all or any part of the Los Azules Properties together with all easements to, across and through the Los Azules Properties, for the purpose of exploring any adjoining or nearby property owned, controlled or operated by MIM; and

(f)	carry out any and all acts as MIM may deem necessary for the complete fulfillment of the purposes of this Agreement.

10.7.	Negotiation of Shareholders Agreement. From and after the date of delivery by MIM of the Back-In Notice and, in any event, commencing no later than the third anniversary of delivery of the Back-In Notice by MIM, MASA and MIM will use good faith efforts to negotiate and execute a mutually agreeable shareholders agreement in respect of ProjectCo (the “Shareholders Agreement”). The Shareholders Agreement shall include a provision stating that without the prior unanimous approval of the shareholders, prior to the closing date set out in the Project Financing Notification, ProjectCo shall not commence paying for the exploration and development of a mine on the Los Azules Properties as contemplated by the Feasibility Report, nor shall ProjectCo call for funds from its shareholders for such purpose during such period.

10.8.	Deficient Title. If the rights and title of MASA or ProjectCo, as applicable, to the Los Azules Properties is at the time that MIM assumes operational control and responsibility for the Los Azules Properties, in accordance with Section 11.1(c), deficient, defective or encumbered in any way not expressly contemplated hereby (except for any deficiency, defect or Encumbrance in the rights and title of MASA or ProjectCo, as applicable, to the Property created or caused by MIM or Xstrata) then, without limiting MIM’s rights and remedies provided hereunder or by law, such deficiency, defect or encumbrance may be remedied or removed by MIM in which event the cost and related expenses reasonably incurred by MIM in respect thereof may, at MIM's option, be deducted from any amounts or payments which may be or become due or payable to MASA hereunder or to MASA under the Shareholders Agreement.

11.	REQUIREMENTS TO EXERCISE THE BACK-IN RIGHT

11.1.	Requirements. In order to exercise the Back-in Right, MIM must:

(a)	pay to MAI (or to an Affiliate of MAI, as MAI may direct), within 90 days of providing the Back-in Notice (regardless of whether MIM has commissioned and/or obtained MIM’s Audit Report), an amount equal to 300% of the Los Azules Expenditures incurred and paid from the Effective Date to the date of delivery of the Back-in Notice in the amount set forth in MASA’s Audit Report;

(b)	if and to the extent that there are any Los Azules Expenditures incurred for work done in the period from the Effective Date to the date of delivery of the Back-in Notice but not yet paid during that period, MIM must, pay to MAI (or to an Affiliate of MAI, as MAI may direct), within 14 days after receipt of satisfactory evidence of payment, an amount equal to 300% of those Los Azules Expenditures so paid;

(c)	assume operational control and responsibility for the Los Azules Properties commencing at a date agreed in writing by MASA and MIM but in any case not more than 120 days after delivering the Back-in Notice to MASA and MIM will, subject to this Agreement, thereupon assume, observe and perform all rights, responsibilities and obligations arising on and from such date in respect of the Los Azules Properties; without limiting the generality of the foregoing, MIM will as and from such date, assume, observe and perform all rights, responsibilities and obligations under the Underlying Agreements arising on and from such date including, without limitation, all payment obligations to Solitario under the Solitario Agreement and to Bosque under the Bosque Agreement, as and when they fall due to be paid under the respective agreements;

(d)	not be in a continuing material breach of any of its material obligations under this Agreement; which breach has not been remedied; and

(e)	complete and make available to MASA, within a period of 5 years from the date on which the Back-in Notice is provided (subject to extension as provided in Sections 11.3 and 12.2), a Feasibility Report which shows the feasibility of placing all or any part of the Los Azules Properties into commercial production.

11.2.	Disputes. If and to the extent that there are any Los Azules Expenditures in dispute between MASA’s Audit Report and MIM’s Audit Report (if applicable) for the purposes of the payment contemplated by Section 11.1(a), then the parties will work together for up to 6 months after the payment in Section 11.1(a) to resolve any such disputes and any amount (which for greater certainty, will be 300% of the Los Azules Expenditure in question) if any, which MASA or MAI may be required to refund to MIM or any further amount, if any, which MIM may be required to pay to MASA or MAI. Any such amount will be paid by the applicable party within 14 days of such agreement. If no agreement is reached then the issue is to be resolved pursuant to Section 25;

11.3.	Extension. If MIM has made all reasonable and genuine efforts but is unable to complete and deliver a Feasibility Report within 5 years from the date the Back-in Notice is provided and provided that MIM has met all of the other requirements set forth in Section 11, MIM may request an extension from MASA for a further reasonable period of time, and the grant of such an extension may not be unreasonably withheld.

11.4.	First right of refusal. From and after the Back-In Exercise Date until the date a Shareholders Agreement is executed and delivered:

(a)	MIM will have a right of first refusal, in accordance with the provisions of Section 19.5, over any sale or partial sale of any interest by MASA, whether directly or indirectly (including by way of a sale of shares or other securities), except to an Affiliate, in: (i) the Los Azules Properties, other than the assignment of the Los Azules Properties by MASA to ProjectCo in accordance with Section 16.3, (ii) ProjectCo, or (iii) this Agreement; and

(b)	MASA shall have the right of first refusal, in accordance with the provisions of Section 19.5, over any sale or partial sale of any interest by MIM, whether directly or indirectly (including by way of a sale of shares or other securities), except to an Affiliate, in (i) ProjectCo or (ii) this Agreement.

12.	NO OBLIGATION; FORCE MAJEURE

12.1.	No Obligation. The parties acknowledge and agree that MIM will have the right and option but not the obligation to complete a Feasibility Report referred to in Section 11.1(e), and after the delivery of the Back-in Notice, provided that it complies with Section 13.1 and 15.3, nothing which MIM might do, any payment which it makes or expenditure which it incurs will obligate it to complete and make available to MASA such a Feasibility Report or do any further work or to make any further payments or incur any further expenditures (except MIM will be obligated to fund ProjectCo to maintain the Los Azules Properties in good standing until MIM shall have terminated this Agreement in accordance with Section 15.2).

12.2.	Force Majeure. If from time to time MIM is prevented by Force Majeure from completing the Feasibility Report, then MIM shall have such additional time as is reasonable in the circumstances to complete such Feasibility Report, the amount of such additional time not to exceed the duration of the Force Majeure.

13.	PERFORMANCE OF WORK BY MIM

13.1.	Standard of Work. MIM, in carrying out activities as authorized by Section 10.6, shall comply with the terms of this Agreement and the Underlying Agreements and all applicable Laws and shall carry out all such activities in a good and workmanlike manner in accordance with generally accepted exploration and mining practice.

13.2.	Inspection. MASA and its agents, duly authorized in writing by MIM (such authorization not to be unreasonably withheld), may inspect the Operations conducted by MIM pursuant to this Agreement at MASA’s sole risk and expense during normal business hours and at such times and upon such notice to MIM as shall not unreasonably hinder or interrupt the Operations and activities of MIM.

13.3.	Reporting. MIM will provide to MASA within 45 days of the end of each calendar quarter after the date of delivery of the Back-in Notice, quarterly reports:

(a)	showing in reasonable detail the work performed in connection with the Los Azules Properties and the work planned for the next 2 quarters;

(b)	attaching (or giving MASA and its agents access to) copies of all of the reports, maps, plans, photographs, drill logs, geological models and other information and data which results from the performance of such work; and

(c)	notifying MASA that this Agreement is being complied with by MIM.

13.4.	No Implied Covenants. Except as expressly contemplated by this Agreement, MIM does not make any express or implied covenant, agreement or condition relating to Operations on the Los Azules Property. Whether or not any such Operations including exploration shall at any time be conducted, and the nature, manner and extent of such Operations shall be determined within MIM's sole discretion subject to Section 13.1.

14.	VESTING OF BACK-IN RIGHT

14.1.	Exercise of Back-in Right. Subject to earlier termination under Section 15, MIM shall have exercised the Back-in Right, acquired 51% of the Common Shares in accordance with Section 16.10 and received the Escrowed Shares in accordance with Section 16.9(b), in each case, free and clear of all Encumbrances whatsoever (except for Encumbrances created or caused by MIM or Xstrata), on the date (the “Back-In Exercise Date”) that it has completed the requirements of Section 11 in the time provided therein and delivered written notice thereof to MASA. For greater certainty, on the Back-In Exercise Date, ProjectCo shall have a 100% interest in the Los Azules Properties free and clear of all Encumbrances whatsoever, save those created by, through or under this Agreement and the Underlying Agreements.

15.	TERMINATION OF BACK-IN RIGHT

15.1.	No-Interest Election. Any time prior to the delivery of the Back-in Notice or, if a Back-in Notice has been provided at any time prior to the Back-In Exercise Date, MIM may, by written notice to MASA, elect not to exercise its Back-In Right (the “No-Interest Election”).

15.2.	Termination. Upon the earlier of:

(a)	delivery of the No-Interest Election;

(b)	the failure by MIM to satisfy the conditions set forth in Section 11 within the time contemplated therein or such reasonable extension as may be granted pursuant to Sections 11.3 or 12.2 (if MIM has delivered the Back-in Notice); and

(c)	termination of the Back-in Right as contemplated by Section 10.1,

this Agreement shall terminate whereupon MIM shall have no further interest in the Los Azules Properties or ProjectCo, provided Sections 15.3, 21, 22.1, 22.2, 22.4, 24, 25, 26 and 27 shall continue in full force and effect.

15.3.	Obligations on Termination. If this Agreement is terminated pursuant to Section 15.2, MIM shall:

(a)	forthwith return to MASA all reports, maps, plans, photographs, drill logs and data of MIM relating to the Los Azules Properties, provided that MIM does not make any representation or warranty concerning the accuracy or completeness thereof;

(b)	within 180 days remove from the Los Azules Properties any machinery, buildings, structures, facilities, equipment and all other property of every nature and description erected, placed or situated thereon by MIM; any property not so removed at the end of the 180 day period shall, at the option of MASA, become the property of MASA or be removed by MASA at MIM’s cost and expense; and

(c)	if MIM has assumed operational control and responsibility under Section 11.1(c), within the said 180 days leave the working and camp site on the Los Azules Properties in a clean and environmentally acceptable condition, and, in particular, ensure that the conditions existing on or with respect to the Los Azules Properties are not in material violation of any Laws (including without limitation any Environmental Laws), nor causing or permitting any material damage or impairment to the health, safety, or enjoyment of any Person at or on the Los Azules Properties or in the general vicinity of the Los Azules Properties, except to the extent that any such conditions were in existence, present or arose prior to the date MIM assumed operational control and responsibility under Section 11.1(c); however, MIM shall be responsible under this Section 15.3(c) for any conditions that were in existence, present or arose on the Property prior to the Effective Date.

15.4.	Force Majeure. If MIM is prevented from or delayed in performing its obligations in Sections 15.3(b) or 15.3(c) by Force Majeure, the relevant period of 180 days referred to therein shall be extended by the period of Force Majeure.

16.	FORMATION OF PROJECTCO

16.1.	Establishment of ProjectCo. Prior to or immediately upon the delivery of the Back-in Notice, MASA will establish, directly or indirectly, a separate corporation under Argentinean law (“ProjectCo”). MIM and MASA agree that ProjectCo shall, until the Back-In Exercise Date, be bound by the terms of this Section 16, and MASA and MIM unanimously agree that this Section 16 shall constitute the irrevocable unanimous agreement of MASA and MIM (as shareholders of ProjectCo) with respect to such matters until the Shareholders unanimously agree otherwise. In the event of any inconsistency between the provisions of the bylaws or other constating documents of ProjectCo and the provisions of this Section 16, the provisions of this Section 16 will prevail to the extent of such inconsistency and the parties shall forthwith make all changes to the bylaws or other constating documents of ProjectCo as are necessary and lawful to render them not in conflict or inconsistent with the terms of this Section 16.

16.2.	Share Capital of ProjectCo. The share capital of ProjectCo shall consist of an unlimited number of voting common shares (the “Common Shares”) and such other form of non-voting equity as shall be determined by MIM and MASA prior to or upon the delivery of the Back-In Notice (the “Non-Voting Shares”).

16.3.	Transfer of Los Azules Properties to ProjectCo. Immediately upon the delivery of the Back-in Notice, MASA shall transfer the Los Azules Properties to ProjectCo, subject to the terms of this Agreement and the Underlying Agreements. The Common Shares issued to MASA upon incorporation of ProjectCo and the Nominee Shares and, if Common Shares are issued to MASA in exchange for the transfer of the Los Azules Properties to Project Co, such Common Shares (collectively, the “MASA Common Shares”) shall be the only Common Shares of ProjectCo until the Back-In Exercise Date or the termination of this Agreement in accordance with Section 15.2.

16.4.

Quorum and Voting of the Board of Directors of ProjectCo. Until the Back-In Exercise Date, the Board of Directors shall consist of 4 directors, 2 of which shall be MIM Directors and 2 of which shall be MASA Directors. One of the MASA Directors shall be appointed the chairman of the Board of Directors. Decisions of the Board of Directors shall be, subject to Section 16.7 and to the final sentence of this Section 16.4, by majority vote. In the event of a deadlocked vote, the chairman of the Board of Directors shall cast the deciding vote. A quorum of the Board of Directors shall consist of a majority of the directors entitled to vote at a meeting of the Board of Directors. In the absence of a quorum at the time and place set for a meeting, then a meeting shall be adjourned to the same place at a time not less than 7 days nor more than 14 days later. The Board of Directors may proceed to conduct business at a meeting that was adjourned on a prior occasion without the presence of a quorum, provided that notice of the subsequent time and place of such meeting is received by both parties on or before the fifth day prior to such meeting. Notwithstanding the foregoing, all decisions related to expenditures and work on the Los Azules Properties by ProjectCo as the same may relate to MIM exercising its rights under Section 10.6 and completing the Feasibility Report under Section 11.1(e) will be made in the sole discretion of MIM

16.5.	Appointment of Officers of ProjectCo. At the initial meeting of the Board of Directors, the Board of Directors shall establish the offices of President and Treasurer, the holders of which offices shall be responsible for the day-to-day management of the business and affairs of ProjectCo. Until the Back-In Exercise Date, the Board of Directors shall appoint such officers to the offices of President and Treasurer as determined by the MIM Directors in their sole discretion, acting reasonably. The Board of Directors shall not terminate the officers or in any way vary the functions of the offices created at the initial meeting of the Board of Directors without the express written consent of MIM, MIM not to act unreasonably. In addition, the Board of Directors shall pass all resolutions and do all things so as to ensure that officers holding the offices of President and Treasurer have all powers necessary to fulfill the responsibilities of their respective offices, including granting such officers the appropriate powers of attorney to bind ProjectCo.

16.6.	Directors and Officers of ProjectCo upon Termination of the Deadlock Period. In the event that the Deadlock Period is terminated pursuant to Section 19.6, after the Back-In Exercise Date there shall continue to be 4 directors on the Board of Directors, which shall consist of 2 MIM Directors and 2 MASA Directors. One of the directors will be appointed the chairman of the Board of Directors by the shareholder holding the greatest Participating Interest. All matters to be considered by the Board of Directors shall be passed by a majority vote of the directors. In the event of a deadlocked vote, the chairman of the Board of Directors shall cast the deciding vote. A quorum of the Board of Directors shall consist of a majority of the directors entitled to vote at a meeting of the Board of Directors. In the absence of a quorum at time and place set for a meeting, then a meeting shall be adjourned to the same place at a time not less than 7 days nor more than 14 days later. The Board of Directors may proceed to conduct business at a meeting that was adjourned on a prior occasion without the presence of a quorum, provided that notice of the subsequent time and place of such meeting is received by both parties on or before the fifth day prior to such meeting. The Board of Directors may create such offices and appoint such officers as the Board of Directors, in its discretion, sees fit.

16.7.	Prohibited Activities of ProjectCo prior to the Back-In Exercise Date. From and after the date of delivery of the Back-In Notice until the Back-In Exercise Date, ProjectCo shall not, and neither MIM nor MASA shall permit ProjectCo to, without the prior unanimous approval of the Board of Directors or the prior unanimous agreement of MIM and MASA (as shareholders of ProjectCo) to:

(a)	abandon, sell or otherwise dispose of the Los Azules Properties, in whole or in part;

(b)	borrow any money from any Person or otherwise incur any indebtedness, obligation or liability, except pursuant to pre-existing obligations or agreements;

(c)	grant any guarantee, surety or indemnity in respect of the liabilities or indebtedness of any other Person;

(d)	purchase or otherwise acquire any interest in securities of any other Person;

(e)	wind-up, dissolve, apply for protection from creditors or make an assignment for the benefit of creditors or other bankruptcy proceeding;

(f)	merge or amalgamate with another entity, or undergo any corporate reorganization;

(g)	amend its authorized capital or any of its bylaws or other constating documents except in accordance with Section 16;

(h)	issue any securities in the capital of ProjectCo or any bonds, debentures or other instruments convertible into securities in the capital of ProjectCo, except as permitted by this Section 16;

(i)	declare, pay, authorize or make any dividend, payment or distribution of any kind or nature to its shareholders or redeem or purchase or otherwise acquired any of its capital stock;

(j)	convert any debt into equity;

(k)	enter into any transaction, contract or agreement other than a renewal of a pre-existing transaction, contract or agreement;

(l)	make any capital expenditure whatsoever; or

(m)	agree to do any of the foregoing, except in the context of negotiating the Shareholders Agreement or for any agreements made by MIM, on behalf of ProjectCo, with respect to obtaining Project Financing.

16.8.	ProjectCo Expenses before Back-in. It is agreed that from the delivery by MIM of the Back-in Notice to MASA until the earlier of the Back-In Exercise Date or earlier termination of this Agreement, the expenses to be incurred by MIM in exercising its rights under Section 10.6 and completing a Feasibility Report under Section 11.1(e), will be met by ProjectCo. MIM will be solely responsible for providing ProjectCo with the requisite funds to meet all such expenses and shall provide such Funds upon receipt from ProjectCo of a cash call notice. Upon payment of funds pursuant to a cash call notice, MASA will cause ProjectCo to issue to MIM a mutually agreed upon number of Non-Voting Shares (the “Escrowed Shares”), provided and on condition that:

(a)	prior to the commencement of commercial production of a mine on the Los Azules Properties, Non-Voting Shares are issued to MASA and its Affiliates in such amounts that MASA and its Affiliates will hold 49% of the Non-Voting Shares and MIM will hold 51% of the Non-Voting Shares (or, where such issuance is made after the Back-In Date, such other amount that represents the Participating Interest at the time of such issuance);

(b)	MIM and MASA shall have entered into a mutually agreeable escrow agreement (the “Escrow Agreement”) with a mutually appointed escrow agent (the “Escrow Agent”) whereby all of the Escrowed Documents are to be deposited in escrow with and held and released by the escrow agent in accordance with Section 16.9 and the Escrow Agreement; and

(c)	the share register of ProjectCo shall include a notation stating that the Escrowed Shares are held by the Escrow Agent in escrow pursuant to the terms of the Escrow Agreement, are subject to the terms and conditions of the Escrow Agreement and this Agreement, and are not transferable except in accordance with the terms and conditions of the Escrow Agreement and this Agreement.

16.9.	Terms and Conditions of the Escrow Agreement. The parties further agree that the Escrow Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and contain the following terms and conditions:

(a)	the period of escrow shall terminate upon the earlier of the termination of this Agreement in accordance with Section 15.2 or the Back-In Exercise Date;

(b)	upon termination of the period of escrow, the Escrow Agent shall forthwith transfer the Escrow Documents:

(a)	to MASA upon termination of this Agreement in accordance with Section 15.2; or

(b)	to MIM upon the Back-In Exercise Date;

(c)	the legal or beneficial ownership of, or any interest in, the Escrowed Shares or the certificates representing them (including any replacement certificates therefor) shall not be sold, assigned, hypothecated, alienated, released from escrow or transferred within escrow except pursuant to the terms and conditions of the Escrow Agreement and this Agreement;

(d)	no dividends and other distributions shall be declared or made in respect of the Escrowed Shares until such time as the Escrowed Shares are released from Escrow pursuant to the Escrow Agreement and this Agreement;

(e)	unless and until the Escrow Documents are released to MIM or MASA, as applicable, pursuant to Section 16.9(b), the Escrow Agent shall exercise any and all voting rights attaching to the Escrowed Shares and shall attend and speak at meetings of the shareholders of ProjectCo and execute consent resolutions as a shareholder of ProjectCo (to the extent that Escrowed Shares entitle the holder thereof to such rights under the laws of Argentina), in accordance with the unequivocal instructions of MASA.

16.10.	Title and Ownership. From the date of delivery of the Back-In Notice until the transfer of the Los Azules Properties in accordance with Section 16.3, MASA shall hold a 51% interest in the Los Azules Properties for and on behalf of MIM, subject to the terms of this Agreement and the Underlying Agreement. Immediately upon the exercise by MIM of the Back-in Right, MASA and its Affiliates will hold 49% of the Common Shares and MIM will hold 51% of the Common Shares.

17.	DEADLOCK PERIOD

17.1	Subject to Section 19.6, from the Back-In Exercise Date until such time as a Shareholders Agreement is executed and delivered (such period referred to herein as the “Deadlock Period”), the relationship of MIM, MASA and ProjectCo shall be governed by this Section 17. MASA and MIM unanimously agree that this Section 17 shall constitute the irrevocable unanimous agreement of MASA and MIM (as shareholders of ProjectCo) with respect to such matters until MASA and MIM unanimously agree otherwise. In the event of any inconsistency between the provisions of the bylaws or other constating documents of ProjectCo and the provisions of this Section 17 the provisions of this Section 17 will prevail to the extent of such inconsistency and the parties shall forthwith make all changes to the bylaws or other constating documents of ProjectCo as are necessary and lawful to render them not in conflict or inconsistent with the terms of this Section 17.

17.2	The parties acknowledge and agree that during the Deadlock Period, the board of directors of ProjectCo shall at all times and without exception be comprised of an equal number of nominees of MASA and of MIM, and no action shall be taken by ProjectCo or by its board members, or officers or representatives on behalf of ProjectCo, whatsoever, and neither MIM nor MASA shall permit any such action to be taken, without the prior written unanimous agreement of MIM and MASA (as shareholders of ProjectCo) or the unanimous approval of the Board of Directors (except that MIM and MASA shall cause ProjectCo to maintain the Los Azules Properties in good standing and to maintain ProjectCo in good standing under Argentinean corporate law). Without limiting the generality of the foregoing, during the Deadlock Period, ProjectCo will not, and MIM and MASA will not permit ProjectCo, without the prior unanimous approval of the Board of Directors or prior unanimous agreement of MIM and MASA (as shareholders of ProjectCo), to:

(a)	abandon, sell or otherwise dispose of the Los Azules Properties, in whole or in part;

(b)	conduct any further exploration or development on the Los Azules Properties or otherwise carry on any business whatsoever, other than for the care and maintenance of the Los Azules Properties;

(c)	borrow any money from any Person or otherwise incur any indebtedness, obligation or liability, except pursuant to pre-existing obligations or agreements;

(d)	grant any guarantee, surety or indemnity in respect of the liabilities or indebtedness of any other Person;

(e)	purchase or otherwise acquire any interest in securities of any other Person;

(f)	wind-up, dissolve, apply for protection from creditors or make an assignment for the benefit of creditors or other bankruptcy proceeding;

(g)	merge or amalgamate with another entity, or undergo any corporate reorganization;

(h)	amend its authorized capital or any of its bylaws or other constating documents except in accordance with Section 17;

(i)	issue any securities in the capital of ProjectCo or any bonds, debentures or other instruments convertible into securities in the capital of ProjectCo;

(j)	declare, pay, authorize or make any dividend, payment or distribution of any kind or nature to its shareholders or redeem or purchase or otherwise acquired any of its capital stock;

(k)	convert any debt into equity;

(l)	enter into any transaction, contract or agreement other than a renewal of a pre-existing transaction, contract or agreement;

(m)	make any capital expenditure whatsoever; or

(n)	agree to do any of the foregoing, except in the context of negotiating the Shareholders Agreement or for any agreements made by MIM (on behalf of ProjectCo) with respect to obtaining Project Financing.

Nothing in this Section 17.2 shall prohibit or restrict MASA or MIM from transferring its shares in ProjectCo to a third party during the Deadlock Period, provided such transfer is made in accordance with Sections 19.1 to 19.6, inclusive.

17.3	The parties acknowledge and agree that expenses incurred by ProjectCo during the Deadlock Period shall be met by MIM and MASA in proportion to their Participating Interests. In addition to any expenses to be incurred by ProjectCo pursuant to a unanimous agreement of MIM and MASA (as shareholders of ProjectCo) or by unanimous approval of the Board of Directors, ProjectCo shall incur such expenses as are necessary to keep the Los Azules Properties in good standing. Failure by either MASA or MIM to fund ProjectCo for any expenses covered by this Section 17.3 within 60 days of notice thereof shall cause the Participating Interest of such party to dilute in accordance with the provisions of Section 28.1.

18.	PROJECT FINANCING

18.1	Obligation to Obtain Project Financing. Subject to Section 19.6, from and after the third anniversary of the date of delivery of the Back-In Notice, MIM and Xstrata shall use commercially reasonable efforts to obtain project financing from one or more third party lenders to fund the development by ProjectCo of a mine on the Los Azules Properties as contemplated by the Feasibility Report, in accordance with the requirements of this Section 18 (the “Project Financing”). The Project Financing shall, to the extent commercially reasonable, minimize the requirement for any debt or equity contributions of MASA and MIM to ProjectCo.

18.2	Project Financing Notification. Upon obtaining a commitment for Project Financing from one or more third party lenders, MIM and Xstrata shall provide MASA and MAI with notification of such financing (“Project Financing Notification”). The Project Financing Notification shall set out all relevant terms and conditions of the Project Financing, the anticipated closing date for the Project Financing and shall include a term sheet or commitment letter agreed to by the lenders. MIM and Xstrata shall not submit a Project Financing Notification prior to the close of the Deadlock Period. The anticipated closing date for the Project Financing may be extended upon consent of all parties, acting reasonably.

18.3	Obligation to Keep Informed. Until such time as MIM and Xstrata deliver the Project Financing Notification and at all times thereafter, MIM and Xstrata shall keep MASA and MAI informed as to MIM’s and Xstrata’s progress in obtaining Project Financing, and MIM and Xstrata shall provide, to the extent that such are available, draft term sheets, commitment letters, proposals, credit agreements, security documents and all other agreements and correspondence relating to Project Financing to MASA and MAI for review.

18.4	MASA’s Right to Accept or Reject Project Financing. MASA shall have the right to accept the terms and conditions of the Project Financing, in its sole discretion, acting reasonably, which acceptance or rejection shall be in writing and signed by a senior officer of MASA. If MIM and Xstrata shall not have been notified of the decision of MASA to accept or reject the Project Financing Notification within 60 days from receipt of the Project Financing Notification, MASA shall be deemed to have rejected the terms and conditions set out in the Project Financing Notification.

18.5	Acceptance of Project Financing by MASA. If MASA accepts the terms and conditions of the Project Financing in accordance with Section 18.4 and:

(a)	the Project Financing closes by the date set out in the Project Financing Notification, concurrently with the first draw advanced to ProjectCo under the Project Financing, MIM’s ownership interest in ProjectCo shall be increased from 51% to 55% of the issued and outstanding shares of ProjectCo and MASA’s interest in ProjectCo shall thereupon be reduced from 49% to 45% of the issued and outstanding shares of ProjectCo;

(b)	the Project Financing does not close by the date set out in the Project Financing Notification, subject to Section 18.5(c), MASA shall be deemed to have rejected the terms of the Project Financing; and

(c)	the Project Financing does not close by the date set out in the Project Financing Notification due to the actions or omissions of MIM and/or Xstrata, MIM and Xstrata shall be, subject to Section 19.6, obligated to seek out alternative Project Financing. All Project Financing Costs incurred by Xstrata and MIM in attempting to secure the initial Project Financing up until the closing date for the initial Project Financing as set out in the Project Financing Notification shall be borne by MIM and Xstrata. All Project Financing Costs incurred by Xstrata and MIM in attempting to secure subsequent Project Financing pursuant to this Section 18.5(c) shall be borne by the parties as set out in Sections 18.7 and 18.8 hereof.

18.6	Rejection or Deemed Rejection of Project Financing. If MASA rejects (or is deemed to have rejected) the terms and conditions of the Project Financing in accordance with Section 18.4 or if MIM and Xstrata notify MASA and MAI that, despite commercially reasonable efforts, MIM and Xstrata were unable to obtain a commitment letter (or an equivalent thereof) from any third party lenders that might be acceptable to MASA and MAI:

(a)	MASA and MAI shall have the right to seek alternative financing for MASA’s interest in ProjectCo on terms and conditions acceptable to MASA and MIA, and shall notify MIM promptly upon obtaining the same; and

(b)	at the later of the date on which MASA obtains financing in accordance with this Section 18.6(a) and the date that is 6 months after the date that MASA rejects (or is deemed to have rejected) the terms and conditions of the Project Financing, ProjectCo may commence the development of a mine on the Los Azules Properties as contemplated by the Feasibility Report, and MASA shall be deemed to have given its approval, pursuant to the terms of the Shareholders Agreement, to the incurring of expenditures. Any failure by MASA to fund the expenditures incurred by ProjectCo in connection herewith will lead to a dilution in MASA’s interest in ProjectCo in accordance with the dilution formula in the Shareholders Agreement.

18.7	Interim Funding of Project Financing Expenses. From time to time and upon demand, MASA shall reimburse MIM and Xstrata, in proportion to its Participating Interest, for all Project Financing Costs incurred and paid by MIM and Xstrata. Failure by MASA to reimburse MIM and Xstrata within 60 days from the receipt of demand for reimbursement from Xstrata and MIM shall lead to the dilution of MASA’s Participating Interest in accordance with the provisions of Section 28.1 (prior to the end of the Deadlock Period) or the Shareholders Agreement, as applicable .

18.8	Final Funding of Project Financing Expenses. If MASA rejects (or is deemed to have rejected) the terms and conditions of the Project Financing in accordance with Section 18.4, any Project Financing Costs incurred by Xstrata and MIM and not yet paid by MASA pursuant to Section 18.7 shall be due immediately and, if not paid within 60 days of rejection (or deemed rejection) of the terms and conditions of Project Financing shall lead to a dilution of MASA’s Participating Interest in ProjectCo pursuant to the terms of the Shareholders Agreement. If MASA accepts the terms and conditions of the Project Financing in accordance with Section 18.4, or if MIM and Xstrata are unable to provide MASA and MAI with a Project Financing Notification, all Project Financing Costs incurred by Xstrata and MIM shall be born by borne jointly by MASA and MIM in proportion to their ownership interests of ProjectCo. Any Project Financing Costs payable by MASA under this Section 18.8 and not yet paid by MASA pursuant to Section 18.7 shall be due immediately and, if not paid within 60 days of notice thereof shall lead to a dilution of MASA’s Participating Interest in ProjectCo pursuant to the terms of the Shareholders Agreement.

19.	RESTRICTION ON ASSIGNMENT

19.1	Restriction on Assignment. No party shall sell, assign, transfer, convey or otherwise dispose of or deal with, in each case directly or indirectly (including by way of a sale of shares or other securities), any or all of its rights and interests in whole or in part in or with respect to ProjectCo or the Los Azules Properties or under or by virtue of this Agreement (any such transaction an “Assignment”) without the prior written consent of the other, not to be unreasonably withheld. For greater certainty, an Assignment does not include any transaction which results in a change of Control of MAI.

19.2	Assignment to Affiliates. MASA and MIM shall have the right without restriction under Section 19.1 to make an Assignment to an Affiliate of such party.

19.3	No Release. In the event of an Assignment as contemplated in Section 19.1 or 19.2, the party making the same shall not, subject to Sections 27.6 and 27.7, be relieved or discharged of any of its obligations or liabilities hereunder, and the other parties may continue to look to it for the performance thereof. Notwithstanding the foregoing, MIM agrees to release MASA from all of its obligations and liabilities hereunder provided that MIM, acting reasonably, is satisfied that the transferee and/or parent of the transferee satisfies the conditions in Section 27.6(2), mutatis mutandis.

19.4	Agreement to be Bound. A party transferring its rights and interests as permitted or required hereby shall require at its own expense any transferee to agree in writing in favour of the other party to assume the obligations of the transferor under this Agreement, all without in any way derogating from the provisions of Section 19.3.

19.5	First Right of Refusal. If:

(a)	at any time after MIM has delivered the ROFR Notice to MASA pursuant to Section 9.1, MASA receives a bona fide offer to purchase any of its interest in the Los Azules Properties, whether directly or indirectly (including by way of a sale of shares or other securities), except from an Affiliate;

(b)	at any time from the Back-In Exercise Date until the date a Shareholders Agreement is executed and delivered, MASA receives a bona fide offer to purchase, whether directly or indirectly (including by way of a sale of shares or other securities), except from an Affiliate, (i) any of its interest in ProjectCo or, (ii) if ProjectCo has not yet been established and vested with the Los Azules Properties pursuant to Section 16.1 to 16.3, inclusive, any of its interest in the Los Azules Properties or (iii) any of its interest in this Agreement, which MASA intends to accept; or

(c)	at any time from the Back-In Exercise Date until the date a Shareholders Agreement is executed and delivered, MIM receives a bona fide offer to purchase any of its interest, whether directly or indirectly (including by way of a sale of shares or other securities), except from an Affiliate, in ProjectCo or this Agreement, which MIM intends to accept, the recipient of any such offer (in such circumstances, the “Offeror”) shall not accept such offer unless it has complied with the following requirements:

(i)	upon receipt of any bona fide offer referred to in this Section 19.5, the Offeror shall promptly notify the other party hereto (in such circumstances, the “Offeree”) of the receipt of such offer. The notice shall state the price and the material terms and conditions of the intended transaction, and shall be accompanied by a copy of the offer. The Offeree shall have 60 days from the date such notice is delivered to notify the Offeror whether it elects to acquire the interest subject of the offer at substantially the same price and on substantially the same terms and conditions as set forth in the notice;

(ii)	if the Offeree does not so elect in writing within the 60 day period to acquire such rights and interests, the Offeror shall have 180 days following the expiration of such period to finalise the sale to the bona fide purchaser for a price and on terms no less favourable than those advised by the Offeror to the Offeree in the notice required by Section 19.5; and

(iii)	if the Offeror fails to finalise and close the sale to the bona fide purchaser within the said 180 day period, the first right of refusal of the Offeree in such offered interest shall be deemed to be revived. Any subsequent proposal to sell such interest shall be conducted in accordance with the provisions set forth in this Section 19.5.

19.6	Assignment by MASA prior to or during the Deadlock Period. MASA and MAI acknowledge that the Deadlock Period and the obligation of MIM and Xstrata to seek Project Financing are concessions personal to MAI and MASA and are not intended for any other Person. On that account, if it should occur prior to the end of the Deadlock Period that either (i) MASA makes an Assignment to any Person other than an Affiliate (a “Transferee”), or (ii) there is a change in the Control of MASA, the following shall occur:

(a)	Where the Assignment occurs prior to the commencement of the Deadlock Period, all of the provisions of Article 17 governing the Deadlock Period shall be invalidated and, where the Assignment occurs during the Deadlock Period, the Deadlock Period shall terminate forthwith and the provisions of Article 17 shall be of no further force and effect;

(b)	The covenant of MIM and Xstrata in Section 18.1 to use commercially reasonable efforts to obtain Project Financing shall be invalidated, and MIM and Xstrata shall be under no further obligation to obtain Project Financing; and

(c)	where the Assignment occurs after the Back-In Exercise Date, ProjectCo shall be entitled to commence the development of a mine on the Los Azules Properties as contemplated by the Feasibility Report within 6 months from the effective date of such Assignment. Any failure by the Transferee or MASA, if applicable, to fund the expenditures incurred by ProjectCo in connection herewith will lead to a dilution of the interest in ProjectCo of the Transferee and, if applicable, MASA in accordance with the dilution formula set out in Section 28.1 hereof.

Upon any change to the existing contractual rights or other rights of Rob McEwen as a shareholder of MAI, which would create a change of Control of MASA, MASA may apply to MIM for a waiver of the application of this Section 19.6, which request shall not be unreasonably withheld.

Notwithstanding any of the foregoing, a transaction resulting in a corporation (other than MAI) listed on an Eligible Exchange and holding any of: (i) all of the issued and outstanding shares of MASA; (ii) the MASA Common Shares; (iii) the MASA Properties; (iv) the Los Azules Properties; or (v) all of the rights, interests and obligations of MASA under this Agreement, in any case, directly or indirectly, (the “Spin-out”) shall be deemed not to trigger the application of this Section 19.6, provided that (A) no Person shall have a Control position in the corporation after the Spin-Out that did not have a Control position in MAI immediately prior to the Spin-Out, and (B) the number of shareholders of the corporation after the Spin-Out is not materially lower than the number of shareholders of MAI immediately prior to the Spin-Out.

20.	NOTICES

20.1	Notices. All notices and other required communications (“Notices”) to one of MASA, MAI, MIM or Xstrata by the other shall be in writing and shall be addressed respectively as follows:

If to MASA:

Minera Andes S.A.

Perú 930, 2º piso, Mendoza

CP M5500FAW

ARGENTINA

Attn: Vargas Galindez Abogados

Phone/Fax: 54-261-4293737

with a copy, which shall not constitute notice to:

Minera Andes Inc.

111 East Magnesium Rd., Suite A

Spokane, WA 99208

Attn: Chief Executive Officer

Fax: 509-921-7325

If to MAI:

Minera Andes Inc.

111 East Magnesium Rd., Suite A

Spokane, WA 99208

Attn: Chief Executive Officer

Fax: 509-921-7325

If to MIM:

Xstrata Copper - Exploraciones S.A.

9 de Julio 920

(4139) Santa Maria, Catamarca

Republica Argentina

Attn: Gerente de Exploración

Fax: +543838 422757

with a copy, which shall not constitute notice to:

Xstrata Queensland Limited

C/O Xstrata Copper

Level 9, Riverside Centre

123 Eagle Street

GPO Box 1433

Brisbane Qld 4000

Attn: General Manager – Business Development

Fax +61 7 3295 7645

If to Xstrata:

Xstrata Queensland Limited

C/O Xstrata Copper

Level 9, Riverside Centre

123 Eagle Street

GPO Box 1433

Brisbane Qld 4000

Attn: Company Secretary

Fax +61 7 3295 7645

All Notices shall be given (1) by personal delivery to the addressee, or (2) by electronic communication provided confirmation of successful transmission is obtained by the sender or (3) by registered or certified mail return receipt requested, or commercial carrier. All Notices shall be effective and shall be deemed delivered (1) if by personal delivery on the date of delivery if delivered during normal business hours for the addressee and, if not delivered during normal business hours, on the next Business Day following delivery, (2) if by electronic communication on the next Business Day following receipt of the electronic communication, and (3) if solely by mail or commercial carrier on the next Business Day after actual receipt. A party may change its address by Notice to the other party.

21.	REPRESENTATIONS AND WARRANTIES

21.1	Representations and Warranties of MIM. MIM represents and warrants to MASA, as of the Execution Date, that:

(a)	MIM is a validly subsisting corporation formed and validly existing under the laws of Argentina and is duly registered, licensed or qualified to carry on business under the laws of Argentina.

(b)

MIM has all requisite power and capacity, corporate or otherwise, to enter into, and to perform its obligations under, this Agreement. MIM has the full and exclusive right, power and authority to use, occupy, sell and otherwise dispose of the Property and to sell, assign and transfer the Property to MASA free of all Encumbrances, save those created by, through or under the Underlying

Agreements. Each of this Agreement and each of the instruments required by this Agreement to be delivered by MIM to MASA on execution of this Agreement has been duly and validly authorized. This Agreement has been duly and validly executed and delivered by MIM and is a legal, valid and binding obligation of MIM, enforceable in accordance with its terms.

(c)	MIM owns and possesses and has good and marketable title to the Property free and clear of all Encumbrances whatsoever, save those created by, through or under the Underlying Agreements, and, without limiting the generality of the foregoing, no Person owns, or has the right to acquire, any interest in the Property and MIM has not entered into and there are not any agreements or options to grant or convey any interest in the Property or to pay any royalties except those contemplated by the Underlying Agreements.

(d)	Each mineral right and tenure comprised in the Property has been properly granted and issued by the appropriate Governmental Authority, (ii) all requirements for holding those mineral rights and tenures have been met, (iii) all filings required to be made with the appropriate Governmental Authority have been made, (iv) all work required in order for MIM to hold the mineral rights and tenures has been performed and all fees payable to the appropriate Governmental Authority have been paid to the Effective Date, (v) each mineral right and tenure is free and clear of Encumbrances, save for those created by, through or under the Underlying Agreements, or defects in title; (vi) there are no conflicting mineral licenses or tenures; (vii) MIM is not in default or breach of any term or condition in any of the mineral rights and tenures and there exists no state of facts which after notice or the passage of time, or both, would constitute such a default or breach, cause acceleration of any obligation or permit the termination or excuse the performance by any party thereto or otherwise adversely affect the Property; and (viii) all of the mineral rights and tenures are valid and existing in full force and effect and are enforceable in accordance with their respective terms, are now in good standing and MIM is entitled to all benefits, rights and privileges thereunder. Correct and complete copies of the mineral rights and tenures have been provided to MASA.

(e)	All rentals, taxes, duties, royalties, assessments, charges or fees and other assessments and levies pertaining to the Property and required to be paid by Law have been fully paid as of the Effective Date.

(f)	True, correct and complete copies of the Underlying Agreements are attached in their entirety as Schedules B and C to this Agreement and there are no other agreements between MIM and Bosque or Solitario or either of them pertaining to the Property; each of the Underlying Agreements is a legal, valid, binding and enforceable agreement in full force and effect; there has been no default by any party under the terms of either of the Underlying Agreements; and no notice of termination of or default or failure under either of the Underlying Agreements has been given by any party thereto.

(g)	MIM duly and validly exercised the Solitario Option on April 23, 2007 pursuant to and in accordance with the Solitario Agreement. All material provisions of the Solitario Agreement have been duly performed and complied with in all material respects by MIM and, to the best of MIM’s knowledge, by Solitario.

(h)	MIM duly and validly exercised the Bosque Option on August 14, 2007 pursuant to and in accordance with the Bosque Agreement. All material provisions of the Bosque Agreement have been duly performed and complied with in all material respects by MIM and, to the best of MIM’s knowledge, by Bosque.

(i)	The only mineral rights and tenures that are currently subject to the terms of the Solitario Agreement, other than Escorpio IV, are the Solitario Properties, and the only mineral rights and tenures that are currently subject to the terms of the Bosque Agreement are the Bosque Properties.

(j)	Neither the entering into of this Agreement, the transfer of the Property nor the performance by MIM of any of its other obligations under this Agreement will contravene, breach or result in any default under the governing or constating documents or other organizational documents of MIM or under any mortgage, lease, agreement, other legally binding instrument, licence, permit, statute, regulation, order, judgment, decree or Law or other obligation to which MIM is a party or by which it may be bound.

(k)	No authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person in Argentina or elsewhere is required in connection with the execution, delivery or performance of this Agreement by MIM or the disposition by MIM of the Property hereunder, except for the consent of Solitario pursuant to the Solitario Agreement, which has been obtained by MIM and delivered to MASA prior to the Execution Date.

(l)	No contractual obligations have been created by MIM or MIM’s Affiliates or exist which bear in any way on or restrict the conduct of Operations by MIM or MASA hereunder or on the Property.

(m)	There are no expropriation, taking or similar proceedings, actual or to the best of MIM’s knowledge, threatened, of which MIM has received notice in writing against the Property.

(n)	The conditions existing on or with respect to the Property and the Prior Work are not in violation of any Laws, nor causing or permitting any material damage or impairment to the health, safety, or enjoyment of any Person at or on the Property or in the general vicinity of the Property; there are no adverse environmental conditions on or affecting the Property and no Prior Work have caused or contributed to adverse environmental conditions on other lands.

(o)	To the best of MIM’s knowledge, there have been no past material violations by MIM or its Affiliates of any Environmental Laws affecting or pertaining to the Property, nor any past creation of material damage or threatened material damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of the Property, and MIM has not been provided with any notice to the contrary.

(p)	Neither MIM nor any of its Affiliates has received any inquiry from or notice of a pending investigation from any Governmental Authority or of any administrative or judicial proceeding concerning the violation of any Laws.

(q)	MIM requires or is required to have no material permits, licences, approvals, franchises, registrations, orders or approvals to own the Property or any part thereof. MIM is not aware of any permit, licence or authorization required to own the Property or to continue to conduct Operations that have been refused by any Governmental Authority.

(r)	To the best of MIM’s knowledge, all Prior Work has been in accordance with all applicable permits, codes, standards, Laws including Environmental Laws, regulations, by-laws and ordinances and, to the best knowledge of MIM, in accordance with good mining and engineering practice in Argentina.

(s)	There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or enquiry by any Governmental Authority or any similar matter or proceeding (collectively “proceedings”) against or involving MIM in respect of the Property or its ownership or use of the Property in progress or, to the best of MIM’s knowledge, threatened. To the best of MIM’s knowledge, no event has occurred which might give rise to such proceedings and there is no judgment, decree, injunction, rule, award or order of any court, government department, board, commission, agency, arbitrator or similar body outstanding against MIM in respect of the Property or any part thereof.

(t)	MIM has delivered to or made available for inspection by MASA all of the Records and Data. To the best of the knowledge of MIM, the Records and Data are accurate and reliable and, without limiting the generality of the foregoing, all sampling and assaying has been carried out in accordance with good mining and engineering practices.

(u)	MIM is unaware of any material facts or circumstances which have not been disclosed in this Agreement, which should have been disclosed to MASA in order to prevent the representations and warranties in this Section 21.1 from being misleading.

21.2	Representations and Warranties of MASA. MASA represents and warrants to MIM, as of the Execution Date, that:

(a)	MASA is a validly subsisting corporation formed and validly existing under the laws of Argentina and is duly registered, licensed or qualified to carry on business under the laws of Argentina.

(b)	MASA has all requisite power and capacity, corporate or otherwise, to enter into, and to perform its obligations under, this Agreement. MASA has the full and exclusive right, power and authority to use, occupy, sell and otherwise dispose of the MASA Properties free of all Encumbrances. Each of this Agreement and each of the instruments required by this Agreement to be delivered by MASA to MIM on execution of this Agreement has been duly and validly authorized. This Agreement has been duly and validly executed and delivered by MASA and is a legal, valid and binding obligation of MASA, enforceable in accordance with its terms.

(c)	MASA owns and possesses and has good and marketable title to the MASA Properties free and clear of all Encumbrances whatsoever, and, without limiting the generality of the foregoing, no Person owns, or has the right to acquire, any interest in the MASA Properties and MASA has not entered into and there are not any agreements or options to grant or convey any interest in the MASA Properties or to pay any royalties with respect to the MASA Properties.

(d)	Each mineral right and tenure comprised in the MASA Properties has been properly granted and issued by the appropriate Governmental Authority, (ii) all requirements for holding those mineral rights and tenures have been met, (iii) all filings required to be made with the appropriate Governmental Authority have been made, (iv) all work required in order for MASA to hold the mineral rights and tenures has been performed and all fees payable to the appropriate Governmental Authority have been paid to the Effective Date, (v) each mineral right and tenure is free and clear of Encumbrances or defects in title; (vi) there are no conflicting mineral licenses or tenures; (vii) MASA is not in default or breach of any term or condition in any of the mineral rights and tenures and there exists no state of facts which after notice or the passage of time, or both, would constitute such a default or breach, cause acceleration of any obligation or permit the termination or excuse the performance by any party thereto or otherwise adversely affect the MASA Properties; and (viii) all of the mineral rights and tenures are valid and existing in full force and effect and are enforceable in accordance with their respective terms, are now in good standing and MASA is entitled to all benefits, rights and privileges thereunder. Correct and complete copies of the mineral rights and tenures have been provided to MIM.

(e)	All rentals, taxes, duties, royalties, assessments, charges or fees and other assessments and levies pertaining to the MASA Properties and required to be paid by Law have been fully paid as of the Effective Date.

(f)	Neither the entering into of this Agreement nor the performance by MASA of any of its other obligations under this Agreement will contravene, breach or result in any default under the governing or constating documents or other organizational documents of MASA or under any mortgage, lease, agreement, other legally binding instrument, licence, permit, statute, regulation, order, judgment, decree or Law or other obligation to which MASA is a party or by which it may be bound.

(g)	No authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person in Argentina or elsewhere is required in connection with the execution, delivery or performance of this Agreement by MASA or the disposition by MASA of the MASA Properties hereunder

(h)	No contractual obligations have been created by MASA or MASA’s Affiliates or exist which bear in any way on or restrict the conduct of Operations by MASA or MIM hereunder on the MASA Properties.

(i)	There are no expropriation, taking or similar proceedings, actual or to the bests of MASA’s knowledge, threatened, of which MASA has received notice in writing against the MASA Properties.

(j)	The conditions existing on or with respect to the MASA Properties are not in violation of any Laws, nor causing or permitting any material damage or impairment to the health, safety, or enjoyment of any Person at or on the MASA Properties or in the general vicinity of the MASA Properties; there are no adverse environmental conditions on or affecting the MASA Properties and no prior work conducted by MASA have caused or contributed to adverse environmental conditions on other lands.

(k)	To the best of MASA’s knowledge, there have been no material violations by MASA or its Affiliates of any Environmental Laws affecting or pertaining to the MASA Properties, nor any past creation of material damage or threatened material damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of the MASA Properties, and MASA has not been provided with any notice to the contrary.

(l)	Neither MASA nor any of its Affiliates has received any inquiry from or notice of a pending investigation from any Governmental Authority or of any administrative or judicial proceeding concerning the violation of any Laws.

(m)	MASA requires or is required to have no material permits, licences, approvals, franchises, registrations, orders or approvals to own the MASA Properties or any part thereof. MASA is not aware of any permit, licence or authorization required to own the MASA Properties or to continue to conduct Operations that have been refused by any Governmental Authority.

(n)	To the best of MASA’s knowledge, all prior work by MASA on the MASA Properties has been in accordance with all applicable permits, codes, standards, Laws including Environmental Laws, regulations, by-laws and ordinances and, to the best knowledge of MASA, in accordance with good mining and engineering practice in Argentina.

(o)	There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or enquiry by any Governmental Authority or any similar matter or proceeding (collectively “proceedings”) against or involving MASA in respect of the MASA Properties or its ownership or use of the MASA Properties in progress or, to the best of its knowledge, threatened. To the best of MASA’s knowledge, no event has occurred which might give rise to such proceedings and there is no judgment, decree, injunction, rule, award or order of any court, government department, board, commission, agency, arbitrator or similar body outstanding against MASA in respect of the MASA Properties or any part thereof.

(p)	MASA has delivered to or made available for inspection by MIM all reports, maps, plans, photographs, drill logs and any and all other information, reports and data which relate to the MASA Properties in the possession of or available to MASA or any of its Affiliates, all of which is, to the best of the knowledge of MASA, accurate and reliable and, without limiting the generality of the foregoing, all sampling and assaying has been carried out in accordance with good mining and engineering practices.

(q)	MASA is unaware of any material facts or circumstances which have not been disclosed in this Agreement, which should have been disclosed to MIM in order to prevent the representations and warranties in this Section 21.2 from being misleading.

21.3	The representations and warranties contained in Section 21.1 are provided for the exclusive benefit of MASA and a breach of any one or more of them may be waived by MASA in writing in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

21.4	The representations and warranties contained in Section 21.2 are provided for the exclusive benefit of MIM and a breach of any one or more of them may be waived by MIM in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

21.5	The covenants, representations and warranties contained in this Agreement shall survive the execution of all instruments required to be executed concurrently with the execution of this Agreement and shall continue in full force and effect.

22.	CONFIDENTIALITY

22.1	Confidentiality. Subject to Section 22.2 and 22.3, all information received or obtained by a party hereto pursuant to this Agreement, shall be kept confidential by it and no part thereof may be disclosed or published without the prior written consent of the other party, except such information which:

(a)	is required to be disclosed or published pursuant to the provisions of any applicable Law, or during any court proceedings or by the rules of any recognized stock exchange or trading facilities having jurisdiction;

(b)	is necessary or advisable to be disclosed to any Person or Persons with whom it is engaged in discussions or negotiations in respect of a possible transaction referred to in Section 19 and their respective officers, directors, employees, consultants, contractors and professional advisors;

(c)	is necessary or advisable to be disclosed to any existing or potential financiers (including lenders and underwriters) or purchasers of all or part of such party or of any Affiliate of such party and their respective officers, directors, employees, consultants, contractors and professional advisors; or

(d)	is disclosed to any Affiliate of such party or to the officers, directors, employees, consultants or professional advisors of such party or any Affiliate of such party, in all cases, who need to know such information and who have been informed by such party of the confidential nature of the information provided to them and whom are instructed by such party to comply with the terms of this Section 22, provided that any permitted recipient under Section 22.1(b) or 22.1(c) of confidential information executes and delivers a confidentiality agreement in form and substance to the satisfaction of the parties hereto, each acting reasonably and provided further that the party disclosing confidential information to any person contemplated by Section 22.1(d) will be responsible for any actions taken by such person that would be deemed a breach of this Section 22 if such disclosing party had taken such actions.

22.2	Confidential Information. Confidential information shall not include the following:

(a)	information that, at the time of disclosure, is in the public domain;

(b)	information that, after disclosure, is published or otherwise becomes part of the public domain through no fault of the recipient;

(c)	information that the recipient can show already was in the possession of the recipient at the time of disclosure; and

(d)	information that the recipient can show was received by it after the time of disclosure, from a third party who was under no obligation of confidence to the disclosing party at the time of disclosure.

22.3	Public Announcements. No party shall make any public announcement or statements concerning this Agreement or any of the Los Azules Properties without first submitting the same to the other party for its written approval, which approval shall not be unreasonably withheld or delayed, at least 48 hours prior to the contemplated time of publication. Notwithstanding the foregoing, in the event that a party is required to disseminate a press release or make other disclosure pursuant to the provisions of any applicable law or the rules of any recognized stock exchange or trading facility, such party may publish such press release or make such disclosure prior to the expiry of such 48 hour period and without the approval of the other party, provided that such other party is not named or identified in such press release unless required to comply with an applicable law or the rules of a recognized stock exchange or trading facility, the disclosing party shall have used reasonable efforts to inform the other party that such press release or disclosure is required to be published or made prior to the expiry of such period and shall have given such other party as much time as may be reasonable in the circumstances to review and comment upon the press release or other disclosure and in such circumstances the other party shall use its best efforts to review and comment upon such press release or other disclosure as soon as possible after the receipt thereof.

22.4	No Representations re Technical Information. It is agreed between the parties that except for the Preliminary Assessment and the Feasibility Report and except as otherwise expressly provided for in this Agreement, any technical, economic or geological information of any nature, including without limitation any studies, reports, mining models, assays, drill hole data, geochemical reports, recovery reports and other information concerning the Property or the exploration activities of a party therein and the existence, location, quantity, quality or value of any minerals thereon or therein, provided to, or made available by one party to the other under this Agreement or prior to the Effective Date, is and shall be provided without representation or warranty and is at the sole risk of the party receiving the same. Such information is provided “AS IS, WHERE IS” and EACH PARTY EXPRESSLY DISCLAIMS ALL EXPRESS OR IMPLIED WARRANTIES CONCERNING THE SAME, AND EXPRESSLY EXCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

23.	LOS AZULES ADDITIONAL AREA

23.1	Acquisition within Los Azules Additional Area. If at any time during the subsistence of the Option or the Back-in Right MASA or MIM (in this Section 23 called the “Acquiring Party”) or an Affiliate of an Acquiring Party stakes or otherwise acquires, directly or indirectly, any right to or interest in any mineral claim, licence, lease, grant, concession, permit, patent, or other mineral property or surface rights or water rights other than the MASA Properties and the Property (collectively, “Acquired Rights”) located wholly or partly within the Los Azules Additional Area the Acquiring Party shall forthwith give notice to the other party (the “Other Party”) of that staking or acquisition, the cost thereof and all details in possession of the Acquiring Party or its Affiliate with respect to the nature of the Acquired Rights and the known mineralization.

23.2	Inclusion/Exclusion. The Other Party may, within 30 days of receipt of the Acquiring Party's notice, elect, by notice to the Acquiring Party, to require that the Acquired Rights and the right or interest acquired be included in and thereafter form part of the Los Azules Properties (in the joint names of both parties) for all purposes of this Agreement and the Acquiring Party shall do or cause its Affiliate to do all that is necessary to include the Acquired Rights in the Los Azules Properties. If the Other Party does not make the election aforesaid within that period of 30 days, the Acquired Rights shall not form part of the Los Azules Properties and the Acquiring Party, or its Affiliate if applicable, shall be solely entitled thereto.

23.3	Acquisition Costs. If the Acquiring Party is MASA or an Affiliate, its costs of or incidental to the staking or acquiring of the Acquired Rights may, at MASA’s option, be deemed to be Expenditures and Los Azules Expenditures if MIM has provided its prior consent to the staking or acquisition (such consent not to be unreasonably withheld).

23.4	Termination. If this Agreement is terminated pursuant to Section 8.1 or 15.1, then the Acquired Rights which have been included in the Los Azules Properties pursuant to Sections 23.1 and 23.2, will be available to the party not terminating. If the Agreement is terminated for breach of contract, then the Acquired Rights which have been included in the Los Azules Properties pursuant to Sections 23.1 and 23.2, will be available to the party not in breach. The parties shall do all that is necessary to transfer the Acquired Rights to the party to which the Acquired Rights are to be available under this Section 23.4.

24.	INDEMNIFICATION

24.1	Indemnification by MIM to MASA. MIM shall indemnify and save MASA harmless from and against:

(a)	all direct or indirect losses, costs and damages, suffered by MASA, its directors, officers, employees, agents, representatives, and those of its Affiliates as a result of any breach of representation, warranty or covenant on the part of MIM contained in this Agreement (including all losses, costs and damages suffered by MASA as a result of termination of an Underlying Agreement due to acts or omissions of MIM);

(b)	all Environmental Liabilities in respect of the Property, alleged or actual non-compliance with or breach of Environmental Law in respect of the Property, or discharge of any Contaminant or other substance into or under the Property, in each case, prior to MASA commencing Operations on the Property, whether or not attributable to actions or failures to act of MIM or any predecessor in title with respect to the Property;

(c)	all Environmental Liabilities on or in respect of the Los Azules Properties, alleged or actual non-compliance with or breach of Environmental Law, or discharge of any Contaminant or other substance into the environment, in each case, resulting from work and activities conducted by or on behalf of MIM and occurring after the date that MIM assumes operational control and responsibility under Section 11.1(c);

(d)	all losses, costs and damages, suffered by MASA, its directors, officers, employees, agents, representatives, and those of its Affiliates as a result of injury or death of MIM’s agents, representatives, licensees, or guests present on the Los Azules Properties except to the extent that such injury or death was caused or contributed to by a negligent act or omission, breach of contract or breach of statutory duty on the part of MASA, its directors, officers, employees, agents or representatives or those of its Affiliates; and

(e)	all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

24.2	Indemnification by MIM to ProjectCo. MIM shall indemnify and save ProjectCo and the MASA Directors harmless from and against all losses, costs and damages whatsoever suffered by ProjectCo and/or the MASA Directors arising directly or indirectly from or as a result of any actions taken by, or omissions of, MIM, the MIM Director, those individuals who are appointed to serve as the President and Treasurer of ProjectCo pursuant to Section 16.5, or any other directors, officers, employees, agents or representatives of MIM from the date that MIM assumes operational control and responsibility under Section 11.1(c) until the Back-In Exercise Date, including any and all Environmental Liabilities resulting from work and activities conducted by or on behalf of MIM on or in respect of the Los Azules Properties, or alleged or actual non-compliance with or breach of Environmental Law or discharge of any Contaminant or other substance into the environment, in each case, after the date that MIM assumes operational control and responsibility under Section 11.1(c) until the Back-In Exercise Date;

24.3	Indemnification by MASA. MASA shall indemnify and save MIM harmless from and against:

(a)	all direct or indirect losses, costs and damages suffered by MIM, its directors, officers, employees, agents, representatives, and those of its Affiliates as a result of any breach of representation, warranty or covenant on the part of MASA contained in this Agreement (including all losses, costs and damages suffered by MIM as a result of termination of an Underlying Agreement due to acts or omissions of MASA);

(b)	all Environmental Liabilities on, alleged or actual non-compliance with or breach of Environmental Law, or discharge of any Contaminant or other substance into the environment from the MASA Properties, arising prior to the assumption of operational control and responsibility for the Los Azules Properties by MIM as contemplated by Section 11.1(c) whether or not attributable to actions or failures to act of MASA or any predecessor in title;

(c)	all Environmental Liabilities on or in respect of the Los Azules Properties, alleged or actual non-compliance with or breach of Environmental Law, or discharge of any Contaminant or other substance into the environment, in each case, resulting from work and activities conducted by or on behalf of MASA and occurring after the Effective Date;

(d)	all losses, costs and damages, suffered by MIM, its directors, officers, employees, agents, representatives, and those of its Affiliates as a result of injury or death of MASA’s agents, representatives, licensees, or guests present on the Los Azules Properties except to the extent that such injury or death was caused or contributed to by a negligent act or omission, breach of contract or breach of statutory duty on the part of MIM, its directors, officers, employees, agents or representatives or those of its Affiliates; and

(e)	all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

24.4	Notice of Claim. If a party wishes to make a claim for indemnification (a “Claim”) pursuant to this Agreement (such Party herein called the “Indemnified Party”) against the other Party (herein called the “Indemnifying Party”), the Indemnified Party shall promptly give notice to the Indemnifying Party of the Claim. Such notice shall specify whether the Claim originates with the Indemnified Party (an “Original Claim”) or with a Person other than the Indemnified Party (a “Third Party Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim or, if any amount is not then determinable, an approximate and reasonable estimate of the potential amount of the Claim.

24.5	Procedure for Indemnification.

(a)	Original Claims. With respect to an Original Claim, following receipt of notice of an Original Claim from an Indemnified Party, the Indemnifying Party shall have 30 days to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party and its authorized representatives the information relied upon by the Indemnified Party to substantiate the Claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30 day period to the validity and amount of the Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If the Indemnified Party and the Indemnifying Party do not agree within such period the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.

(b)

Third Party Claims. If MASA or MIM determines to seek indemnification with respect to any Third Party Claim, the Indemnifying Party shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim if the Third Party Claim involves only money damages and does not seek injunction or other equitable relief and the Indemnifying Party conducts the defence of the Third Party Claim actively and diligently. If the Indemnifying Party so elects to assume control, the Indemnified Party shall cooperate with the Indemnifying Party, including, without limitation, providing or making available to the Indemnifying Party and its counsel, all relevant information and documentation in its possession which is material to any such Third Party Claim. So long as the Indemnifying Party is conducting the defence of the Third Party Claim in accordance with the above: (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense to participate in the defence of the Third Party Claim, and (ii) neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim that is materially prejudicial to the other without the prior written consent of the other (which consent shall not be unreasonably withheld). The Indemnified Party shall be bound by the results obtained by the Indemnifying Party with respect to such Third Party Claim. In the event that the Indemnifying Party fails to conduct the defence of the Third Party Claim actively or diligently or injunctive or other equitable relief is claimed against the Indemnified Party, then the Indemnified Party may assume conduct of the defence against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may reasonably deem appropriate provided that the Indemnifying Party is consulted with and consents to same, which consent shall not be unreasonably withheld. The Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

24.6	Additional Rules and Procedures. The obligation of the parties to indemnify each other pursuant to this Article shall also be subject to the following:

(a)	In the event that any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any Person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Party.

(b)	The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Third Party Claim.

(c)	MASA and MIM shall cooperate fully with each other with respect to Third Party Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Third Party Claim with his counterpart and with counsel at all reasonable times.

25.	DISPUTE RESOLUTION

25.1	Limitation on Proceedings. Subject to Section 25.2, neither party may commence any court proceedings in respect of any dispute under this Agreement except where:

(a)	urgent interlocutory, injunctive or declaratory relief is sought; or

(b)	MAI or MIM, as the case may be, has failed to observe the requirements of Section 25.2, in respect of the dispute.

25.2	Settlement of Disputes. Either MASA or MIM must notify the other in writing of any dispute under this Agreement. The disputants must use commercially reasonable efforts to promptly resolve such dispute within14 days after the notice. If the dispute has not been resolved, any of the disputants may refer the dispute to mediation by a mutually acceptable mediator or a person nominated by the President of the Canadian Commercial Arbitration Centre, as the case may. The mediation will be conducted in accordance with such rules as may be agreed to by the parties or, failing agreement, as nominated by the person or body agreed or nominated to conduct the mediation. If the dispute is not entirely resolved within 30 days after the expiry of the aforesaid 14 day period, the aggrieved disputant may commence legal proceedings in respect of the dispute.

26.	PARENT COMPANY GUARANTEE – XSTRATA

26.1	Xstrata Guarantee. Xstrata hereby guarantees to MASA the due and proper observance and performance by MIM of all covenants, conditions, obligations and liabilities of MIM contained in or arising under or related to this Agreement. In the event of MIM failing to carry out and perform this Agreement as aforesaid or to observe and perform all or any of its covenants, conditions, obligations and liabilities contained in or arising under or related to this Agreement, whether by reason of breach or otherwise, then Xstrata shall indemnify and keep indemnified MASA and its Affiliates against all actions, suits, proceedings, claims, demands, loss, damages, costs, charges and expenses (including, without limitation, legal fees and expenses) which MASA or its Affiliates may incur or sustain by reason of or in connection with any such default on the part of MIM.

26.2	The guarantee in Section 26.1 is not limited to any particular period of time but shall continue until all of the covenants, conditions, obligations and liabilities of MIM under this Agreement which are now or hereafter to be observed or performed have been fully and completely performed by MIM or otherwise discharged by MIM and Xstrata shall not be released from any obligation or liability hereunder so long as there is any claim of MASA against MIM arising out of or relating to this Agreement that has not been settled or discharged in full.

26.3	The obligations of Xstrata hereunder are absolute and unconditional and shall not be released, discharged, mitigated, impaired or affected, in whole or in part, by:

(a)	any amendment, modification or supplement to, any replacement or restatement of or any extension of time, waiver or indulgence under this Agreement, it being acknowledged by Xstrata that no prior notice to or consent from Xstrata shall be necessary with respect to any such amendment, modification, supplement, replacement, restatement, extension, waiver or indulgence;

(b)	any neglect or failure of MASA to enforce, perfect or preserve any of the terms, covenants, conditions or provisions of this Agreement; or

(c)	any release or discharge, in whole or in part, of MIM or any suspension, postponement or delay of or moratorium with respect to the obligations of MIM for any reason except to the extent of each release, discharge, suspension, postponement, delay or moratorium.

26.4	MASA shall not be obliged to exhaust any remedy or recourse which it may have against MIM in respect of the covenants, conditions, obligations and liability herein guaranteed before being entitled to enforce any performance of or payment from Xstrata.

26.5	Xstrata acknowledges that it is desirous of having MASA enter into this Agreement with MIM which is a subsidiary company of Xstrata and that MASA is willing to enter into this Agreement with MIM only if Xstrata guarantees the faithful performance of all the terms and conditions thereof.

27.	PARENT COMPANY GUARANTEE – MAI

27.1	MAI Guarantee. MAI hereby guarantees to MIM the due and proper observance and performance by MASA of all covenants, conditions, obligations and liabilities of MASA contained in or arising under or related to this Agreement. In the event of MASA failing to carry out and perform this Agreement as aforesaid or to observe and perform all or any of its covenants, conditions, obligations and liabilities contained in or arising under or related to this Agreement, whether by reason of breach or otherwise, then MAI shall indemnify and keep indemnified MIM and its Affiliates against all actions, suits, proceedings, claims, demands, loss, damages, costs, charges and expenses (including, without limitation, legal fees and expenses) which MIM or its Affiliates may incur or sustain by reason of or in connection with any such default on the part of MASA.

27.2	Subject to Section 27.7, the guarantee in Section 27.1 is not limited to any particular period of time but shall continue until all of the covenants, conditions, obligations and liabilities of MASA under this Agreement which are now or hereafter to be observed or performed have been fully and completely performed by MASA or otherwise discharged by MASA and MAI shall not be released from any obligation or liability hereunder so long as there is any claim of MIM against MASA arising out of or relating to this Agreement that has not been settled or discharged in full.

27.3	Subject to Section 27.7, the obligations of MAI hereunder are absolute and unconditional and shall not be released, discharged, mitigated, impaired or affected, in whole or in part, by:

(a)	any amendment, modification or supplement to, any replacement or restatement of or any extension of time, waiver or indulgence under this Agreement, it being acknowledged by MAI that no prior notice to or consent from MAI shall be necessary with respect to any such amendment, modification, supplement, replacement, restatement, extension, waiver or indulgence;

(b)	any neglect or failure of MIM to enforce, perfect or preserve any of the terms, covenants, conditions or provisions of this Agreement; or

(c)	any release or discharge, in whole or in part, of MASA or any suspension, postponement or delay of or moratorium with respect to the obligations of MASA for any reason except to the extent of each release, discharge, suspension, postponement, delay or moratorium.

27.4	MIM shall not be obliged to exhaust any remedy or recourse which it may have against MASA in respect of the covenants, conditions, obligations and liability herein guaranteed before being entitled to enforce any performance of or payment from MAI.

27.5	MAI acknowledges that it is desirous of having MIM enter into this Agreement with MASA which is a subsidiary company of MAI and that MIM is willing to enter into this Agreement with MASA only if MAI guarantees the faithful performance of all the terms and conditions thereof.

27.6	Covenant of MAI regarding ownership of MSC.

(1)	MAI represents and warrants that, as at the Execution Date, it is the indirect owner of 49% of the share capital of MSC, and MSC is the owner of 100% of the interest in the San Jose Project. MAI hereby covenants and agrees not to enter into any transaction with any Person pursuant to which that Person acquires more than 50% of the ownership interest (expressed as a percentage) of MSC held directly or indirectly by MAI as at the date hereof unless and until:

(a)	the Person acquiring such shares or a direct or indirect parent thereof is a Public Company; and

(b)	the Public Company has entered into a guarantee of the obligations of MASA on terms consistent with Sections 27.1 to 27.5, inclusive.

For greater certainty, the acquisition by any other shareholder(s) of MSC of any of the shares of MSC held directly or indirectly by MAI pursuant to the dilution provisions of any shareholder agreement of MSC shall not be subject to the terms of this Section 27.6(1).

(2)	Until MAI has achieved a Market Capitalization of Cdn$165,000,000, MIM and Xstrata may continue to look to the Public Company to guarantee the obligations of MASA under this Agreement, but MIM and Xstrata shall only look to the Public Company as guarantor to the extent that MAI is unable to fully satisfy the obligations of MASA pursuant to Section 27.1 after MIM and Xstrata have fully exhausted their recourse against MAI. Once MAI has achieved a Market Capitalization of Cdn$165,000,000, the obligations of the Public Company to guarantee the obligations of MASA under this Agreement shall be terminated forthwith.

(3)	MAI covenants that it shall consult with Xstrata and MIM immediately after a sale by MSC of the interests of MSC in the San Jose Project and prior to any distribution of proceeds from such sale by MAI or an Affiliate, as the case may be, to the shareholders of MAI or an Affiliate, as the case may be.

27.7	Covenant of MAI regarding direct or indirect ownership of MASA.

(1)	MAI hereby covenants and agrees not to enter into any transaction with any Person as a result of which MAI is no longer the direct or indirect owner of the MASA Common Shares or, prior to the incorporation and organization of ProjectCo in accordance with Sections 16.1 to 16.3, inclusive, of the MASA Properties or MASA’s interest in the Los Azules Properties unless and until:

(a)	the new direct or indirect owner of the MASA Common Shares or the Los Azules Properties, as applicable, is a Public Company; and

(b)	the Public Company has entered into a guarantee of the obligations of MASA on terms consistent with Sections 27.1 to 27.5, inclusive.

(2)	Until the Public Company has achieved a Market Capitalization of Cdn$165,000,000, MIM and Xstrata may continue to look to MAI to guarantee the obligations of MASA under this Agreement, but MIM and Xstrata shall only look to MAI as guarantor to the extent that the Public Company is unable to fully satisfy the obligations of MASA pursuant to Section 27.1 after MIM and Xstrata has fully exhausted their recourse against the Public Company. Once the Public Company has achieved a Market Capitalization of Cdn$165,000,000, the obligations of MAI to guarantee the obligations of MASA under this Agreement shall be terminated forthwith.

28.	DILUTION

28.1	Dilution.

(1)	At any time after the Back-In Exercise Date and until such time as a Shareholders Agreement is executed, a party’s participating interest in ProjectCo (the “Participating Interest”) may be diluted. Where this occurs, the Participating Interest of each party may be calculated in by dividing the aggregate of that party’s expenditures and deemed expenditures on the project by the total of the aggregate expenditures and deemed expenditures of both parties and expressing the result as a percentage. For the purposes of calculating the initial and subsequent Participating Interest of each party, as of the Back-In Exercise Date, MASA and MIM shall be deemed to have expended the following amounts:

MASA: $490,000

MIM:     $510,000

A party’s Participating Interests shall be calculated as follows:

A = B x 100, where

       C

(a)	A is the party’s Participating Interest;

(b)	B is aggregate of that party’s deemed expenditures and actual expenditures commencing at the Back-In Exercise Date; and

(c)	C is total of the aggregate deemed expenditures and actual expenditures (from and after the Back-In Exercise Date) of both parties.

(2)	Upon a change in the Participating Interest of a party, the proportion of the Common Shares and Non-Voting Shares held by the parties shall be immediately adjusted to reflect the parties’ respective Participating Interests.

29.	MISCELLANEOUS

29.1	Applicable Law. The terms and provisions of this Agreement shall be interpreted in accordance with the laws of British Columbia, without giving effect to any choice of law or conflict of law rules or provisions (whether of the Province of British Columbia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Province of British Columbia.

29.2	Entire Agreement. This Agreement terminates and replaces all prior agreements, either written, oral or implied, between MASA and MIM with respect to the Property and the MASA Properties and constitutes the entire agreement between the parties with respect to the Property and the MASA Properties.

29.3	Recording. MASA shall be entitled to carry out all necessary acts in order to register this Agreement in any registry, be it national, provincial or municipal, from any regulatory body or entity, authority or entity that MASA may determine to be necessary.

29.4	Void or Invalid Provision. If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable shall continue in full force and effect and in no way be affected, impaired or invalidated thereby.

29.5	Costs and Stamp Duty. Each party will bear its own legal costs of and incidental to preparation of this Agreement. All stamp duty which may be payable or determined to be payable on or in connection with this Agreement shall be born equally between MASA and MIM.

29.6	Additional Documents. The parties shall do and perform all such acts and things, and execute all such deeds, documents and writings, and give all such assurances, as may be necessary to give effect to this Agreement.

29.7	Binding Effect. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

[BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MIM ARGENTINA EXPLORACIONES S.A.

By:	/s/ “LUIS E. LUCERO”
	Name:	LUIS E. LUCERO
	Title:	PRESIDENTE	c/s

XSTRATA QUEENSLAND LIMITED

By:	/s/ “LOUIS IRVINE”
	Name:	LOUIS IRVINE
	Title:	CFO	c/s

MINERA ANDES S.A.

By:	/s/ “JORGE A. VARGAS”
	Name:	JORGE VARGAS
	Title:	PRESIDENTE	c/s

By:
Name:
Title:

MINERA ANDES INC.

By:	/s/ “ALLEN V. AMBROSE”
	Name:	ALLEN V. AMBROSE
	Title:	PRESIDENT	c/s

By:
Name:
Title:

Schedule A - Property and MASA Properties

Part I – Property

Solitario Property

(i) “Manifestación de mina ubicada en el Departamento de Calingasta, zona Los Azules, denominada Totora” (Expediente N° 414-1324-C-2005)

(ii) “Manifestación de Descubrimiento de cobre en el Departamento de Calingasta – zona Los Azules – Totora II” (Expediente N° 520-0496-C-1999)

(iii) “Manifestación y Yacimientos de oro-plata-cobre en el Departamento de Calingasta, lugar Valle Hermoso (Po. Las Salinas). Denominándola Escorpio I” (Expediente N° 0153-C-1996)

(iv) “Manifestación y Yacimiento de oro-plata-cobre en el Departamento de Calingasta, lugar Valle Hermoso denominándola Escorpio II” (Expediente N° 0154-C-1996)

(v) “Manifestación y Yacimiento de oro-plata-cobre en el Departamento de Calingasta, lugar Valle Hermoso (Po. Las Salinas). Denominándola Escorpio III” (Expediente N° 0155-C-1996)

Bosque Property

(i) Mina Mercedes - Expediente 0644-M-96

(ii) Servidumbre de Campamento - Expediente 520-0060-M-98

(iii) Servidumbre de Paso o Camino - Expediente 0680-M-96

(iv) Servidumbre de Paso o Camino - Expediente 520-0439-M-97

(v) Cateo - Expediente 425363-C-2002

Part II – MASA Properties

1- 0279-M-98 “AZUL 1”…….CON PETICION DE MENSURA

2- 0280-M-98 “AZUL 2”…….CON PETICION DE MENSURA

Schedule B –Bosque Agreement

- NOT ATTACHED -

Schedule C – Solitario Agreement

- NOT ATTACHED -

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TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES SIGNS DEFINITIVE AGREEMENT AT LOS AZULES

COPPER PROJECT WITH XSTRATA COPPER

Spokane, Washington – November 14, 2007 – Minera Andes Inc. (TSX: MAI; US OTC: MNEAF) is pleased to report that a definitive Option Agreement has been executed by Minera Andes and Xstrata Copper regarding the Los Azules porphyry copper project in San Juan province, Argentina. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Xstrata Copper is one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S).

Option Agreement

Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper have contributed their respective properties into the Option Agreement. Under the Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (the “Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

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MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. Minera Andes is prohibited from entering into certain transactions resulting in its disposing its interest in the project or a certain portion of its interest in Minera Santa Cruz S.A., unless the acquirer assumes Minera Andes’ guarantee obligations under the Option Agreement.

The Los Azules Property

Road work and planning for the set up of the base camp and drilling at Los Azules is currently in progress. It is anticipated that the drilling will start for this Argentine summer field season within the next thirty days. The exploration program at Los Azules is designed to define an inferred resource and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property.

Over half the drilling to define a copper resource has been completed to date and drilling will continue this field season over the known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization as currently defined. The area to be drilled covers approximately 2.5 kilometers by 0.9 kilometers within the enriched copper target currently identified at Los Azules that is about 3.3 kilometers long and 0.9 kilometers wide (see attached map). Holes will be drilled at a nominal grid spacing of 200 meters east-west and 400 meters north-south. Where needed fill in holes will be drilled on the 200 meter north-south grid lines.

A total of 24 holes, totaling approximately 10,000 meters, are planned for the current campaign, to complete a mineral resource estimate. Drilling will commence on the northern half of the mineralized copper target where AZ-06-19 encountered 221 meters of mineralization averaging 1.62 percent copper that was 200 meters from hole AZ-06-20 containing 173 meters of 1.00 percent copper. Drilling will also include infill drilling on the southern half of the target. The holes will be drilled to a depth of approximately 350 meters. This drilling will test a known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization currently defined by 26 drill holes.

Allen Ambrose, president of Minera Andes, said, “Our technical team is anxious to start drilling and following up on the high grade copper results from our previous drilling campaigns. The northern portion of the Los Azules target where drilling has discovered thick sections of plus 1% copper is exciting in that we see a large copper target developing that is near surface and high

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grade. We look forward to reporting on Los Azules and anticipate completing the remainder of the drilling in the coming field season so we can report a copper resource by mid next year.”

The engineering firm of Gustavson and Associates has been retained to monitor the program and prepare the NI 43-101 resource estimate and Preliminary Assessment report. The fieldwork during the upcoming field season will be managed by Minera Andes’ technical staff with the assistance of Nivaldo Rojas and Associates.

The highlights from the previously reported 2005, 2006, and 2007 drilling campaigns are listed in Table 1 below with several holes ending in copper mineralization, including AZ-07-24D and AZ-06-19 that bottomed in high-grade copper over 1 percent.

PART 2	TABLE 1. SIGNIFICANT DRILLING RESULTS AT LOS AZULES, 1998 TO 2007

Drill Hole	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)

AZ-04-01 (core) Includes:	195	130 150	195 192	56 36	0.62 0.82

AZ-04-02 (core) Includes: Includes:	330.5	164 164 230	304 190 304	140 26 72	0.38 0.47 0.42

AZ-04-04 (core) Includes: Includes:	300.8	162 162 236	282 202 282	120 40 46	0.54 0.59 0.64

AZ-04-07 (core) Includes:	168.8	96 126	152 152	56 26	0.44 0.58

LA-04-98 (RC)	250	117	250	133	0.47

LA-06-98 (RC) Includes:	250	61 157	250 250	189 93	0.44 0.64

LA-08-98 (RC) Includes:	220	77 103	220 220	143 117	0.55 0.61

LA-03-04 (RC) Includes:	226	94 104	226 114	132 10	0.40 1.12

AZ-06-10 (core)	261.35	174	261.35	87.35	0.83

AZ-06-11 (core)	270.7	158.7	270.7	158.7	0.51

AZ-06-14 (core) Includes:	224.55	136 136	178 158	42 22	1.13 1.40

AZ-06-17 (core) Includes:	183.5	66 66	183.5 124	117.65 58	0.63 0.84

AZ-06-19 (core) Includes: Includes:	299.4	78.25 78.25 134	299.4 116 146	221.15 37.75 12	1.62 2.22 3.94

AZ-06-20 (core) Includes: Includes:	253.3	80 80 98	253.3 98 182	173.3 18 84	1.00 1.69 1.12

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Drill Hole	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)

AZ-07-22 (core) Includes: Includes: Includes: Includes:	271.2	119 119 119 155 213	257 155 139 257 227	138 36 20 102 14	0.62 0.99 1.24 0.49 0.71

AZ-07-24D (core) Includes: Includes: Includes: Includes: Includes: Includes:	278.2	124 124 160 202 234 234 264	278.2 160 202 234 278.2 254 278.2	154.2 36 42 32 44.2 20 14.2	0.54 0.80 0.50 0.34 0.66 0.74 0.87

AZ-07-29B Includes: Includes:	226.85	126 126 170	216 154 204	90 28 34	0.71 0.86 0.92

All results have been reviewed by Brian Gavin, Minera Andes’ vice president of exploration, an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for sample pulp preparation and to ALS Chemex Laboratories, Mendoza, during the 2004 field season and to ACME Analytical Laboratories, Mendoza, during the 2006 and 2007 field seasons, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays and by reanalysis of 10% of samples at the Alex Stewart Assayers, Argentina, S.A. lab in Mendoza Argentina.

About Minera Andes

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that has started initial production. As discussed above, Minera Andes is exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 166,832,517 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, president and director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Rd., Suite A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of

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risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

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2383000
2384000
N
200 100 0 200
Meters
6560000
6559000
6558000
LA-02-98
LA-09-98
LA-03-98
LA-05-98
LA-04-98
AZ-06-17
Hole ended in >1% Cu
AZ-06-19
AZ-06-20
Enrichment blanket
LA_04_04
LA_01_04
LA-07-98
LA_02_04
LA-16-98
LA 06-98
AZ-06-18
XSTRATA
MINERA ANDES
LA_03_04
LA-08-98
AZ-06-16
AZ-06-11
AZ-04.01
AZ-04-06
AZ-07-22
AZ-06-15
AZ-07-15A
AZ-07-27
AZ-07-27A
AZ-04-03
AZ-07-24
AZ-04-08
Hole ended in >1% Cu
AZ-07-28
AZ-04-07
AZ-06-10
AZ-06-14
AZ-07-23A
AZ-07-23
AZ-07-29
AZ-04-04
AZ-07-25
AZ-06-12
AZ-06-21
AZ-04-02
AZ-04-09
AZ-07-26
AZ-07-13A
AZ-06-13
AZ-04-05
BMG HOLES (RC)
XSTRATA HOLES (RC)
MINERA ANDES HOLES 2004 (core)
MINERA ANDES HOLES 2006 (core)
MINERA ANDES HOLES 2007 (core)
Holes ended in copper mineralization
Holes failed to reach target depth

Los Azules Porphyry Copper Project, San Juan, Argentina

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: November 27, 2007

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